2002 Annual Report

ARS
P.E. 12-31-02

03019181

BostonFed Bancorp, Inc.

2002 ANNUAL REPORT

Table of Contents



David F. Holland
Chairman, CEO and President

My fellow shareholders:

As you are aware, 2002 was a very difficult year for the Company with earnings of $2.4 million or $.51 diluted earnings per share. Although a complete discussion of the Company's performance is presented elsewhere in this report, I have addressed the major issues in this message.

The primary factors which contributed to these lower earnings were: (i) a very depressed manufactured housing industry, which lead to the recognition of an impairment charge for a portion of the goodwill created by the acquisition of Forward Financial Company in 1999; (ii) record single-family loan refinancing, which combined with much higher prepayment speed assumptions, caused a significant impairment of Originated Mortgage Servicing Rights; (iii) the continuation of the decline in interest rates which dramatically impacted our interest-sensitive assets subject to repricing, but did not affect our lower interest rate deposits to the same extent, especially core deposits, which were already priced at a very low level, and resulted in further net interest rate margin compression; and (iv) the settlement of two lawsuits.

Despite these factors, the Company experienced some very important positive results and established several new records. Total assets increased to $1.53 billion and savings deposits grew to a record level of $960 million at December 31, 2002. Loan originations totaled approximately $1.4 billion for 2002, also a new record for the Company. Gain on sale of loans was $12.7 million and exceeded last year's previous record level of $10.6 million. The portfolio of loans serviced for others was $1.08 billion at December 31, 2002, the highest level ever.

Although non-performing assets increased to $6.5 million, representing .43% of total assets, such a level now approximates industry averages. The allowance for loan losses of $12.7 million at December 31, 2002 remains strong and represents 1.13% of loans and 230% of non-performing loans.

While the net interest margin decreased to 2.71% during 2002 from 2.86% in the prior year, net interest income still increased slightly to $37.5 million during 2002 as the result of higher average balances.

Despite many of the negative factors impacting the Company in 2002, the Company's stock price increased approximately 11% from $24.10 at December 31, 2001 to $26.70 at December 31, 2002. More importantly, the Company was included in the Russell 2000® Index effective July 1, 2002, which helped to enhance the liquidity of the Company's stock and should benefit stockholders. In our continuing efforts to enhance shareholder value, the quarterly dividend was increased in April 2002 to $.16 per share and during 2002 the Company completed its ninth 5% stock repurchase and announced the commencement of its tenth 5% stock repurchase. Through December 31, 2002 the Company has repurchased 2,479,004 shares or 37.6% of stock issued in the initial public offering of October 1995.

Please be assured, the Directors and Management are working hard to return the Company to higher profitability levels and to provide stockholders with a higher return on their investment.

As always, I want to take this opportunity to thank my fellow shareholders and customers for your continued support, and my fellow Directors, Officers and Staff for their contributions to the Company during 2002.

Sincerely,

David F. Holland

David F. Holland
Chairman, Chief Executive Officer, President
BostonFed Bancorp, Inc.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA OF THE COMPANY

The selected consolidated financial and other data of the Company set forth below are derived in part from, and should be read in conjunction with, the Consolidated Financial Statements of the Company and Notes thereto presented elsewhere in this Annual Report.

	At December 31,				
	2002	2001	2000	1999	1998
			(In thousands)		
Selected Financial Condition Data:					
Total assets	$1,525,612	$1,470,866	$1,327,782	$1,253,653	$1,139,123
Investment securities available for sale[1]	112,888	63,258	63,421	53,203	49,137
Investment securities held to maturity[1]	2,524	554	2,304	2,304	7,302
Mortgage-backed securities available for sale[1]	114,515	94,922	15,372	15,540	21,029
Mortgage-backed securities held to maturity[1]	25,429	40,822	55,283	13,941	22,913
Loans held for sale	31,614	24,612	12,816	16,174	17,008
Loans, net	1,071,356	1,055,798	1,036,435	1,032,594	943,662
Allowance for loan losses	12,656	12,328	11,381	10,654	8,500
Deposit accounts	960,278	884,516	849,647	770,049	707,144
Borrowed funds	426,560	449,000	344,334	387,555	337,500
Stockholders' equity	92,973	93,388	89,913	85,704	81,794

	For The Year Ended December 31,				
	2002	2001	2000	1999	1998
			(In thousands)		
Selected Operating Data:					
Interest income	$85,603	$94,896	$91,834	$80,736	$74,775
Interest expense	48,089	57,562	55,626	47,208	42,557
Net interest income	37,514	37,334	36,208	33,528	32,218
Provision for loan losses	1,350	820	1,000	1,626	1,642
Net interest income after provision for loan losses	36,164	36,514	35,208	31,902	30,576
Total non-interest income	14,891	16,599	14,354	6,911	6,128
Total non-interest expense	47,280	38,248	34,508	25,300	23,932
Income before income taxes	3,775	14,865	15,054	13,513	12,772
Income tax expense	1,387	5,209	5,344	4,945	5,151
Net income	$2,388	$9,656	$9,710	$8,568	$7,621

SELECTED FINANCIAL RATIOS AND OTHER DATA

	At Or For The Year Ended December 31,				
	2002	2001	2000	1999	1998
Performance Ratios:[2]					
Return on average assets	0.16%	0.69%	0.75%	0.72%	0.72%
Return on average stockholders' equity	2.44	10.32	10.72	10.00	9.02
Dividend payout ratio	116.67	26.61	24.64	25.84	24.67
Average stockholders' equity to average assets	6.54	6.65	6.99	7.21	7.99
Stockholders' equity to total assets at end of period	6.09	6.35	6.77	6.84	7.18
Average interest rate spread[3]	2.44	2.56	2.75	2.59	2.69
Net interest margin[4]	2.71	2.86	3.02	2.97	3.17
Average interest-earning assets to average interest-bearing liabilities	107.6	106.9	106.0	109.0	111.6
Asset Quality Ratios:[2]					
Non-performing loans as a percent of loans[5,6]	0.49	0.11	0.09	0.07	0.09
Non-performing assets as a percent of total assets[6]	0.43	0.08	0.08	0.09	0.08
Allowance for loan losses as a percent of loans[5]	1.13	1.13	1.07	1.01	0.88
Allowance for loan losses as a percent of non-performing loans[6]	230.23	1,064.59	1,190.48	1,428.15	1,050.68
Number of full-service banking facilities	11	11	11	10	10
Number of shares outstanding at end of period (in thousands)	4,425	4,451	4,648	4,973	5,112
Per Share Data:					
Basic earnings per common share	$0.54	$2.18	$2.07	$1.78	$1.50
Diluted earnings per common share	0.51	2.05	2.01	1.71	1.43
Dividends per common share	0.63	0.58	0.51	0.46	0.37
Book value per common share at end of period	21.17	21.39	19.82	17.88	16.84
Market value per common share at end of period	26.70	24.10	20.88	15.88	17.63

[1] The balance does not include FHLB-Boston stock.

[2] Asset Quality and Capital Ratios are end of period.

[3] The average interest rate spread represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of average interest-bearing liabilities.

[4] The net interest margin represents net interest income as a percent of average interest-earning assets.

[5] Loans includes loans, net, and loans held for sale, excluding the allowance for loan losses.

[6] Non-performing assets consist of non-performing loans, real estate owned ("REO"), and other repossessed assets. Non-performing loans consist of all loans 90 days or more past due and other loans which have been identified by the Company as presenting uncertainty with respect to the collectibility of interest or principal. It is the Company's policy to cease accruing interest on all such loans.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion may contain certain forward-looking statements, which are based on current management expectations. Generally, verbs in the future tense and the words, "believe", "expect", "anticipate", "intends", "opinion", "potential", and similar expressions identify forward-looking statements. Examples of this forward-looking information can be found in, but are not limited to, the expected effects of accounting pronouncements applicable to the Company's operations, the allowance for losses discussion, litigation, subsequent events and any quantitative and qualitative disclosure about market risk. The actual results of BostonFed Bancorp, Inc., (the "Company") could differ materially from those management expectations. Factors that could cause future results to vary from current management expectations include, but are not limited to, general economic conditions, legislative and regulatory changes, monetary and fiscal policies of the federal government, changes in tax policies, rates and regulations of federal, state and local tax authorities, changes in interest rates, deposit flows, the cost of funds, demand for loan products, demand for financial services, competition, changes in the quality or composition of the Company's loan and investment portfolios, changes in accounting principles, policies or guidelines, and other economic, competitive, governmental and technological factors and the effects of war or terrorist activities affecting the Company's operations, markets, products, services, prices and litigation. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Further information concerning the Company and its business, including additional factors that could materially affect the Company's financial results, is included in the Company's filings with the Securities and Exchange Commission.

Except as may be required by applicable law and regulation, the Company does not undertake, and specifically disclaims any obligation, to publicly release the result of any revisions, which may be made to any forward-looking statements, to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

Impact of Inflation and Changing Prices

The Consolidated Financial Statements and Notes thereto presented herein have been prepared in accordance with GAAP, which require the measurement of financial position and operating results in terms of historical dollar amounts without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected throughout the Company's operations. Unlike industrial companies, nearly all of the assets and liabilities of the Company are monetary in nature. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

Critical Accounting Policies

A summary of the Company's significant accounting policies is included in footnote 1 of the Company's financial statements, which form a part of this annual report. Various elements of accounting policies, by their nature, are inherently subject to estimation techniques, valuation assumptions and other subjective assessments. The Company's policies with respect to the methodologies used to determine the allowance for loan losses, the valuation of originated mortgage servicing rights ("OMSRs") and asset impairment judgments, including the value of goodwill, are the Company's most critical accounting policies. They are important to the presentation of our financial condition and results of operations because they involve a higher degree of complexity and require management to make difficult and subjective judgments, which often require assumptions or estimates about highly uncertain matters. The use of different judgments, assumptions and estimates could result in material differences in results of operation or financial condition.

The following is a description of the critical accounting policies and an explanation of the methods and assumptions underlying their application. These critical policies and their application are reviewed on a quarterly basis with the Audit and Compliance Committee of the Board of Directors.

Allowance for Loan Losses: The Company's allowance for loan losses is established and maintained through a provision for loan losses based on the Company's evaluation of the risks inherent in the loan portfolio. The Company evaluates the adequacy of its allowance on a quarterly basis. The allowance is comprised of both specific valuation allowances and general valuation allowances.

Specific valuation allowances are established in connection with individual loan reviews and the asset classification process including the procedures for impairment testing under SFAS No. 114 *Accounting by Creditors for Impairment of a Loan, an Amendment of FASB Statements No. 5 and 15* and SFAS No. 118, *Accounting by Creditors for Impairment of a Loan — Income Recognition and Disclosures, an Amendment of FASB Statement No. 114*. Such evaluation, which includes a review of loans on which full collectibility is not reasonably assured, considers the estimated fair value of the underlying collateral, if any, current and anticipated economic and regulatory conditions, current and historical loss experience of similar loans and other factors that determine risk exposure to arrive at an adequate loan loss allowance. Pursuant to the Company's policy, loan losses must be charged-off in the period the loans, or portions thereof, are deemed uncollectable. The determination of the loans on which full collectibility is not reasonably assured, the estimates of the fair value of the underlying collateral and the assessments of economic and other conditions are subject to assumptions and judgments by management. Specific valuation allowance could differ materially as a result of changes in these assumptions and judgments.

General valuation allowances represent loss allowances that have been established to recognize the inherent risks associated with the Company's lending activities, but which, unlike specific allowances, have not been allocated to particular problem assets. The determination of the adequacy of the valuation allowance is a multidimensional process, which takes into consideration a variety of factors. The Company segments the loan portfolio into like categories by composition and size and performs a variety of analyses against each category. These include, but are not limited to, historical loss experience, risk ratings assigned to individual loans, delinquency levels and trends. In addition, the Company evaluates and considers the impact that existing and projected economic and market conditions may have on the portfolio as well as known and inherent risks in the portfolio. Finally, the Company evaluates and considers the allowance ratios and coverage percentages of both peer group and regulatory agency data. After evaluating these variables, the Company determines appropriate allowance coverage percentages for each of the portfolio segments and the appropriate level of the allowance for loan losses.

These evaluations are inherently subjective because, even though they are based on objective data, it is management's interpretation of that data that determines the amount of the appropriate allowance. Therefore, from time to time, management reviews the actual performance and charge-off history of the portfolio and compares that to previously determined allowance coverage percentages. In this manner, management evaluates the impact the previously mentioned variables may have had on the portfolio to determine which changes, if any, should be made to the assumptions and analyses. Recent analysis has indicated that projections of estimated losses inherent in the portfolio has approximated actual charge-off experience during the current economic environment.

As indicated above, actual results could differ from estimates as a result of changes in economic or market conditions and other factors. Changes in estimates could result in a material change in the allowance. While the Company believes that the allowance for loan losses has been established and maintained at levels adequate to reflect the risks inherent in the loan portfolio, future increases may be necessary if economic or market conditions and other factors differ substantially from the conditions that existed at the time of the initial determinations.

Valuation of OMSRs: OMSRs are carried at cost, and impairment, if any, is recognized through a charge to the loan servicing income and/or the OMSR valuation allowance. Impairment exists if the carrying value of OMSRs exceeds the estimated fair value. The Company stratifies OMSRs by underlying loan type, primarily fixed and adjustable, and further stratifies fixed rate loans by interest rates. Impairment allowances are established when necessary and then adjusted in subsequent periods to reflect changes in the measurement of impairment. The estimated fair value of each OMSR stratum is determined through analyses of future cash flows, incorporating numerous assumptions including servicing income, servicing costs, market discount rates, prepayment speeds and other market driven data.

The fair value of OMSRs is highly sensitive to changes in assumptions. Changes in prepayment speed assumptions have the most significant impact on the fair value of OMSRs. Generally, as interest rates decline, prepayments accelerate due to increased refinance activity, which results in a decrease in the fair value of OMSRs. As interest rates rise, prepayments slow down, which results in an increase in the fair value of OMSRs. All assumptions are reviewed for reasonableness on a quarterly basis and adjusted as necessary to reflect current and anticipated market conditions. Thus, any measurement of the fair value of OMSRs is limited by the conditions existing and the assumptions utilized as of a particular point in time, and those assumptions may not be appropriate if they are applied at a different point in time.

Goodwill Impairment Evaluation: On January 1, 2002, the Company adopted SFAS 142, *Goodwill and Other Intangible Assets* ("SFAS 142"). This statement addresses the method of identifying goodwill and other intangible assets acquired in a business combination and eliminated amortization of further goodwill. The statement requires an annual (or more often in certain circumstances) evaluation of goodwill balances for impairment. As a result of the Company's adoption of SFAS 142, the Company periodically assesses the carrying value of goodwill to determine whether there is any impairment. Given the continued downturn in the manufactured housing industry, budgeted sales targets were not met and budget forecasts were revised. The negative trends caused the Company to perform a discounted cash flow analysis, utilizing lowered expectations, and determined that an impairment loss was evident. During the third quarter of 2002, the Company recorded a $7.0 million write-down of goodwill associated with the purchase of Forward Financial, reducing the goodwill associated with that transaction to $7.8 million. At December 31, 2002 and 2001, total goodwill was $10.8 million and $17.8 million, respectively.

Other Risk Factors

In addition to all of the information in this Report, the following risk factors should be considered. Many of these risk factors are discussed in greater detail throughout this annual report.

Competition: The Company operates in a highly competitive market. The Company competes on the basis of providing a higher level of service rather than the lowest price in the markets in which it conducts its business. Both loans and savings accounts are generally priced at mid-market. From time to time, the Company's competitors seek to compete aggressively on the basis of pricing factors and the Company may lose market share to the extent it is unwilling to approximate its competitors' aggressive pricing. To the extent that the Company seeks to minimize market share erosion through pricing alternatives, it may experience lower interest margins.

Interest rates: Interest rates have a significant impact on the Company's operations. The Company attempts to minimize the impact through various means and monitoring through the use of modeling techniques. The repricing characteristics of its loans do not necessarily match those of its deposit or borrowed money liabilities. Changes in interest rates can also affect the number of loans the Company originates, as well as the value of its loans and other interest-earning assets and its ability to realize gains on the sale of those assets. Prevailing interest rates also affect the extent to which borrowers prepay loans owned by the Company. When interest rates increase, borrowers are less likely to prepay their loans, and when interest rates decrease, borrowers are more likely to prepay loans. The Company may then be forced to invest the funds generated by those prepayments at less favorable interest rates. Similarly, prepayments on mortgage-backed securities can cause the value of those securities to fall. In addition, an increase in interest rates could lower the ability of the Company's borrowers who currently have adjustable-rate loans, to maintain their loans in a current status as their payments increase upon repricing. Such an event could cause an increase in non-performing loans and loan losses.

Increases in interest rates might cause depositors to shift funds from accounts that have comparatively lower cost (such as regular savings accounts) to accounts with a higher cost (such as certificates of deposit). If the cost of deposits increased at a rate greater than the yield on interest-earning assets increases, the Company's interest-rate spread would decline.

Market risk also arises as the Company originates and accumulates fixed rate mortgage loans prior to their sale or securitization. As applications are approved, a commitment is made to lend at a specified interest rate. Should rates rise, either prior to closing or after closing but prior to sale or securitization, the price at which the loan will be sold or securitized will decline. Hedging strategies are implemented to mitigate this risk.

Credit risk: The Company assumes credit risk in the loan and investment securities portfolios and in the recourse it has or may provide in conjunction with loan sales and securitization. The majority of its loan portfolio consists of adjustable-rate loans secured by one- to four-family residences and to a lesser extent, commercial real estate loans, construction loans, equity lines of credit, and business loans. Management believes that the allowance for loan losses is adequate. However, such determination is susceptible to the effect of future unanticipated changes in general economic and market conditions and other factors that may affect the financial circumstances of borrowers and/or residential/commercial real estate values or business loan environment within the Company's lending areas.

Risks to gain on sale of loans and originated mortgage servicing rights: A substantial portion of the Company's non-interest income is generated by gain on sale of loans. The Company currently sells the vast majority of longer-term fixed-rate loans and a portion of the adjustable-rate loans it originates, into the secondary market. The Company generally retains the servicing rights on mortgage loans sold. Gain on sale of loans and OMSRs can be severely impacted by fluctuations in interest rates and other economic conditions. When interest rates fall, gain on sale of loans generally increase, but the value of OMSRs may be impaired. When interest rates increase, the opposite may occur.

Additionally, the Company sells loans originated on manufactured housing, recreational vehicles and boats to various client lenders. The volume of gain on sale of manufactured housing loans is dependent on consumer demand, the Company's ability to originate, underwriting standards of the client lenders and their desire to add to their portfolio. The vast majority of manufactured housing loans are sold servicing released and without recourse. Soon after the time the Company acquired its manufactured housing loan origination company, Forward Financial, the manufactured housing industry became mired in a severe recession and has experienced a glut of repossessions. The Company's gain on sale of manufactured housing loans in 2002 was substantially less than the gain earned in the prior years. The Company cannot estimate the duration of the current manufactured housing recession or if prior lending volumes will be achieved when the recession ends.

Regulation: The Company's operations are subject to extensive regulation by several federal, state and local authorities and are subject to various laws and judicial and administrative decisions imposing requirements and restrictions on its operations. Policies adopted by these entities can significantly affect the Company's business operations. In addition, certain of these authorities periodically conduct examinations of the Company and may impose various requirements or sanctions.

Legislation: Proposals to change the laws governing financial institutions are frequently raised in federal, state and local legislatures and if passed could lead to new regulatory requirements. The implementation of regulations required under the Sarbanes-Oxley Act and other changes in applicable laws or policies could materially affect the Company's businesses, and the likelihood of any major changes in the future and their effects are impossible to determine. Moreover, it is impossible to predict the ultimate form any proposed legislation or regulation might take or how it might affect the Company. Similarly, changes in applicable accounting principles, policies or guidelines could impact the manner in which the Company reports the results of its operations.

Stockholder dividends: The Company is a holding company and substantially all of its operations are conducted through its subsidiaries. Therefore, the Company's ability to pay dividends is dependent upon the earnings of its subsidiaries and their ability to pay dividends or make other payments to the Company. Certain laws and regulatory requirements limit the ability of the Company's subsidiaries to pay dividends or make other payments to it.

Business continuity: The Company has business continuity and disaster recovery plans in place. However, events, including terrorist or military actions and resulting political and social turmoil, could arise that would cause unforeseen damage to the Company's physical facilities or could cause delays or disruptions to operational functions, including information processing and financial market settlement functions. Should these events affect the Company, its customers, vendors or counterparties with which it conducts business, the Company's results of operations could be negatively affected.

General

The Company, headquartered in Burlington, Massachusetts, was organized in 1995 under Delaware law as the holding company for Boston Federal Savings Bank, ("BFS") in connection with the conversion of BFS from a mutual to a stock form of ownership. The Company later acquired Broadway National Bank, ("BNB") a nationally-chartered commercial bank, as its wholly-owned subsidiary. In December 1999, the Company acquired Diversified Ventures, Inc., d/b/a Forward Financial Company ("Forward Financial") and Ellsmere Insurance Agency, Inc. ("Ellsmere"). Forward Financial operates as a subsidiary of BFS and Ellsmere has limited operations as a subsidiary of BNB.

The Company's business has been conducted primarily through its wholly-owned subsidiaries of BFS and BNB (collectively, the "Banks"). BFS operates its administrative/bank branch office located in Burlington, Massachusetts and its eight other bank branch offices located in Arlington, Bedford, Billerica, Boston, Lexington, Peabody, Wellesley and Woburn, all of which are located in the greater Boston metropolitan area. BFS' subsidiary, Forward Financial, maintains its headquarters in Northborough, Massachusetts and operates in approximately one-half the states across the U.S. BNB operates banking offices in Chelsea and Revere, both of which are also in the greater Boston metropolitan area. Through its subsidiaries, the Company attracts retail deposits from the general public and invests those deposits and other borrowed funds in loans, mortgage-backed securities, U.S. Government and federal agency securities and other securities. The Company originates mortgage loans for its investment portfolio and for sale and generally retains the servicing rights of loans it sells. Additionally, the Company originates chattel mortgage loans, substantially all of which are sold in the secondary market, servicing released. Loan sales are made from loans held in the Company's portfolio designated as being held for sale or originated for sale during the period. The Company's revenues are derived principally from interest on its loans, and to a lesser extent, interest and dividends on its investment and mortgage-backed securities, gains on sale of loans, fees and loan servicing income. The Company's primary sources of funds are deposits, principal and interest payments on loans, investments, mortgage-backed securities, Federal Home Loan Bank of Boston ("FHLB") advances and proceeds from the sale of loans.

The Company's results of operations are primarily dependent on net interest income, which is the difference between the income earned on its loan and investment portfolios and its cost of funds, consisting of the interest paid on deposits, borrowings and corporation obligated mandatorily redeemable capital securities distributions ("trust preferred securities") expense. Results of operations are also affected by the Company's provision for loan losses, investment activities, gains or losses on sale of loans, amortization of originated mortgage servicing rights, loan servicing fees and other fees. The Company's non-interest expense principally consists of compensation and benefits, occupancy and equipment expense, advertising, data processing expense and other expenses. Results of operations of the Company are also significantly affected by general economic and competitive conditions, particularly changes in interest rates, government policies and actions of regulatory authorities.

The Company is a bank holding company subject to the regulations of the Federal Reserve Bank, BFS is regulated by the OTS and BNB is regulated by the Office of the Comptroller of the Currency ("OCC").

Results of Operations

General

Net income for the year ended December 31, 2002, was $2.4 million, or $.54 basic earnings per share and $.51 diluted earnings per share, compared to $9.7 million, or $2.18 basic earnings per share and $2.05 diluted earnings per share for the comparable period in 2001. Net income for the current year was severely impacted by the Company's $7.0 million goodwill impairment related to the acquisition of Forward Financial, $5.1 million in OMSR impairment resulting from rapid prepayments of loans serviced for others and $1.3 million for the settlement of two lawsuits. Net income for the year ended December 31, 2000, was $9.7 million, or $2.07 basic earnings per share and $2.01 diluted earnings per share. The return on average stockholder's equity was 2.44% during the year ended December 31, 2002, compared to 10.32% during the year ended December 31, 2001, and 10.72% for the year ended December 31, 2000. Return on average assets was .16% for the year ended December 31, 2002, compared to 0.69% for the year ended December 31, 2001, and 0.75% for the year ended December 31, 2000.

Earnings were impacted in the current year by a decline in net interest margin, which was 2.71% for the year ended December 31, 2002, compared to 2.86% for the prior year and 3.02% for the year ended December 31, 2000. Federal Reserve induced decreases in short-term interest rates throughout 2001 and 2002 caused yields to decline rapidly on adjustable-rate loan products and investments and accelerated refinancings of higher yielding loans. While interest rates paid on deposits and borrowings were also lowered during 2002 and 2001, management was unable to reduce interest rates on core deposits in lock-step with overall market interest rates due to the generally low interest rates already being paid on core deposits.

However, declining interest rates during 2002 and 2001 provided the Company with an opportunity to increase volumes of loans sold in the secondary market. Gain on the sale of loans was $12.7 million for the year ended December 31, 2002, and $10.6 million for the year ended December 31, 2001. The gain on sale of loans was $9.0 million in the year 2000.

The results of operations for the year ended December 31, 2002, included the benefit derived from the adoption of SFAS No. 142, which eliminated goodwill amortization. The Company was incurring approximately $1.4 million in goodwill amortization prior to the effective date of SFAS No. 142. The amortization of goodwill in the year ended December 31, 2001, reduced basic and diluted earnings per share by $.21 and $.20, respectively. For the year ended December 31, 2000, basic and diluted earnings per share were reduced by $.19 each. The goodwill impairment charge in the year ended December 31, 2002, reduced basic and diluted earnings by approximately $1.03 and $.97, respectively.

Interest Income

Total interest income for the year ended December 31, 2002, decreased by $9.3 million to $85.6 million compared to $94.9 million for the year ended December 31, 2001. The decline in interest earned on loans, net, caused by lower yields, was the major factor.

Total interest income for the year ended December 31, 2001, increased by $3.1 million to $94.9 million compared to $91.8 million for the year ended December 31, 2000. An increase in interest earned on mortgage-backed securities was the major contributor to the increase in interest income. The increase in interest income in 2001 was attributable to higher average balances of interest earning assets, partially offset by a decline in yields. The increased balances were primarily increases in the average balance of mortgage-backed securities and the average balance of loans.

Interest income on loans, net was $73.4 million for the year ended December 31, 2002, compared to $81.9 million for the prior year. Reinvestment and repricing at lower interest rates reduced the average yield on loans, net, from 7.54% for the year ended December 31, 2001, to an average yield of 6.62% for the current year. The increase in average balances was not sufficient to offset the decline in yields. Average loan balances increased from $1.086 billion for 2001 to $1.110 billion for 2002. The increased average loans, net, balances generated an additional $1.8 million of interest earned while lower yields reduced interest earned on loans, net, by $10.3 million. The Company slowed the decline in yields by continuing to increase volume of construction and land and commercial real estate.

Interest income on mortgage-backed securities increased by $539,000 for the year ended December 31, 2002, due to an increase in average balances compared to the prior year. Average mortgage-backed securities balances increased by $25.2 million from an average of $116.6 million during 2001 to an average of $141.8 million during 2002. The major reason for the increase in the average balance was due to the purchase of collateralized mortgage obligations, (CMOs). The yields on mortgage-backed securities declined by 75 basis points from an average yield of 6.32% in 2001 to 5.57% in 2002. Higher average balances generated an increase in interest earned on mortgage-backed securities of $1.6 million, while lower yields reduced interest earned on such securities by $1.1 million in 2002 when compared to the prior year.

Interest income on mortgage-backed securities increased by $2.9 million for the year ended December 31, 2001 due to an increase in average balances compared to the year ended December 31, 2000. Average mortgage-backed securities balances increased by $48.9 million from an average of $67.7 million during 2000 to an average of $116.6 million during 2001 also due to the purchase of CMOs.

Interest income on investment securities and FHLB overnight and federal funds sold decreased by $1.3 million to $4.3 million for the year ended December 31, 2002, compared to $5.6 million for the year ended December 31, 2001. The primary reason for the decrease is due to a lower average yield of 3.23% for the year ended December 31, 2002, compared to an average yield of 5.52% for the year ended December 31, 2001. Investment securities balances averaged $132.6 million during the year ended December 31, 2002, compared to average balances of $101.7 million for the year ended December 31, 2001.

Interest income on investment securities and FHLB overnight and federal funds sold decreased by $864,000 for the year ended December 31, 2001, compared to $6.5 million for the year ended December 31, 2000. The primary reason for the decrease was due to a lower average yield of 5.52% for the year ended December 31, 2001, compared to an average yield of 6.77% for the year ended December 31, 2000.

Analysis of Net Interest Income

Net interest income represents the difference between income on interest-earning assets and expense on interest-bearing liabilities. Net interest income depends primarily upon the volume of interest-earning assets and interest-bearing liabilities and the corresponding interest rates earned or paid. Net interest income can be significantly impacted by changes in interest rates and market yield curves. See "Market Risk and Management of Interest Rate Risk" for further discussion of the potential impact of changes in interest rates on results of operations.

The following table sets forth certain information relating to the Company for the years ended December 31, 2002, 2001 and 2000. The average yields and costs are derived by dividing income or expense by the average balance of interest earning assets or interest bearing liabilities, respectively, for the periods shown. The average balance data is derived from daily balances. The yields and costs include fees, premiums and discounts, which are considered adjustments to yields.

	At December 31, 2002		For the Year Ended December 31,								
			2002			2001			2000		
	Balance	Yield/Cost	Average Balance	Interest	Average Yield/Cost	Average Balance	Interest	Average Yield/Cost	Average Balance	Interest	Average Yield/Cost
	(Dollars in thousands)										
Assets:											
Interest-earning assets:											
Investment securities(1)	$ 166,041	3.00%	$ 132,569	$ 4,281	3.23%	$ 101,675	$ 5,617	5.52%	$ 95,711	$ 6,481	6.77%
Loan, net and loans held for sale(2)	1,102,970	6.32%	1,109,799	73,418	6.62%	1,085,798	81,914	7.54%	1,036,224	80,960	7.81%
Mortgage-backed securities(3)	139,944	5.52%	141,796	7,904	5.57%	116,557	7,365	6.32%	67,667	4,393	6.49%
Total interest-earning assets	1,408,955	5.85%	1,384,164	85,603	6.18%	1,304,030	94,896	7.28%	1,199,602	91,834	7.66%
Non-interest-earning assets	116,657		110,316			103,625			95,930		
Total assets	$1,525,612		$1,494,480			$1,407,655			$1,295,532		
Liabilities and Stockholders' Equity:											
Interest-bearing liabilities:											
Money market deposit accounts	$ 62,530	1.35%	$ 60,530	946	1.56%	$ 54,965	1,380	2.51%	$ 55,796	1,597	2.86%
Savings accounts	218,133	1.18%	200,552	2,838	1.42%	174,651	4,104	2.35%	160,118	4,476	2.80%
NOW accounts	150,342	.31%	140,470	447	0.32%	127,779	735	0.58%	119,070	899	0.76%
Certificate accounts	422,119	4.07%	409,493	18,110	4.42%	410,119	23,884	5.82%	420,031	24,753	5.89%
Total	853,124	2.47%	811,045	22,341	2.75%	767,514	30,103	3.92%	755,015	31,725	4.20%
Borrowed funds(4)	426,560	4.38%	443,931	22,219	5.01%	419,867	23,937	5.70%	366,450	22,764	6.21%
Corporation-obligated mandatorily redeemable capital securities	32,000	11.01%	32,000	3,529	11.03%	32,000	3,522	11.01%	10,378	1,138	10.97%
Total interest-bearing liabilities	1,311,684	3.30%	1,286,976	48,089	3.74%	1,219,381	57,562	4.72%	1,131,843	55,627	4.91%
Non-interest-bearing liabilities	120,955		109,811			94,686			73,111		
Total liabilities	1,432,639		1,396,787			1,314,067			1,204,954		
Stockholders' equity	92,973		97,693			93,588			90,578		
Total liabilities and stockholders' equity	$1,525,612		$1,494,480			$1,407,655			$1,295,532		
Net interest income		NA		$37,514			$37,334			$36,207	
Net interest rate spread(5)		2.55%			2.44%			2.56%			2.75%
Net interest margin(6)		NA			2.71%			2.86%			3.02%
Ratio of interest-earning assets to interest-bearing liabilities	107.42%		107.55%			106.94%			105.99%		

(1) Includes investment securities available for sale and held to maturity, short-term investments, stock in FHLB-Boston and daily federal funds sold.

(2) Amount is net of deferred loan origination costs, construction loans in process, net unearned discount on loans purchased and allowance for loan losses and includes non-performing loans.

(3) Includes mortgage-backed securities available for sale and held to maturity.

(4) Interest paid on borrowed funds for the periods presented includes interest expense on FNMA deposits held in escrow accounts with the Company related to the Company's FNMA servicing, which, if such interest expense was excluded, would result in an average cost of borrowed funds of 4.98%, 5.69%, and 6.21% for the years ended December 31, 2002, 2001 and 2000, respectively.

(5) Net interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities.

(6) Net interest margin represents net interest income as a percentage of average interest-earning assets.

Rate/Volume Analysis

The following table presents the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected the Company's interest income and interest expense during the periods indicated. Information is provided in each category with respect to: (i) changes attributable to changes in volume (changes in volume multiplied by prior rate); (ii) changes attributable to changes in rate (changes in rate multiplied by current volume); and (iii) the net change. The changes attributable to the combined impact of volume and rate have been allocated to changes due to rate.

	Year Ended December 31, 2002 Compared to Year Ended December 31, 2001			Year Ended December 31, 2001 Compared to Year Ended December 31, 2000		
	Increase (Decrease) Due to			Increase (Decrease) Due to		
	Volume	Rate	Net	Volume	Rate	Net
	(In thousands)					
Interest-earning assets:						
Investment securities	$1,705	$ (3,041)	$(1,336)	$ 404	$(1,268)	$ (864)
Loans, net, and loans held for sale	1,810	(10,306)	(8,496)	3,871	(2,917)	954
Mortgage-backed securities	1,595	(1,056)	539	3,173	(201)	2,972
Total interest-earning assets	5,110	(14,403)	(9,293)	7,448	(4,386)	3,062
Interest-bearing liabilities:						
Money market deposit accounts	140	(574)	(434)	(24)	(193)	(217)
Savings accounts	609	(1,875)	(1,266)	407	(779)	(372)
NOW accounts	74	(362)	(288)	66	(230)	(164)
Certificate accounts	(36)	(5,738)	(5,774)	(584)	(285)	(869)
Total	788	(8,549)	(7,762)	(135)	(1,487)	(1,622)
Borrowed funds	1,372	(3,090)	(1,718)	3,317	(2,144)	1,173
Corporation-obligated mandatorily redeemable capital securities	0	7	7	2,372	12	2,384
Total interest-bearing liabilities	2,159	(11,632)	(9,473)	5,554	(3,619)	1,935
Net change in net interest income	$2,951	$ (2,771)	$ 180	$1,894	$ (767)	$ 1,127

Interest Expense

Interest expense declined by $9.5 million, or 16.5%, for the year ended December 31, 2002, to $48.1 million compared to $57.6 million for the year ended December 31, 2001. The decline in interest expense for the year ended December 31, 2002 was due to reductions in interest expense on all types of savings accounts and FHLB borrowed funds.

Interest expense increased by $2.0 million, or 3.6%, for the year ended December 31, 2001, to $57.6 million compared to $55.6 million for the year ended December 31, 2000. The increase in interest expense for the year ended December 31, 2001 was due to higher interest expense on borrowed funds and the inclusion of interest expense on the trust preferreds for the full year 2001, compared to less than one-half year in 2000.

Interest expense on deposit accounts declined by $7.8 million for the year ended December 31, 2002, compared to the prior year due to the effects of lower cost of funds, partially offset by interest expense on higher average balances. Average deposit balances were $811.0 million for the year ended December 31, 2002, compared to average deposit balances of $767.5 million for the prior year. The increased average balances for the year ended December 31, 2002, were primarily attributable to growth of $25.9 million in the average balance of savings accounts and growth of $12.7 million in NOW account average balances. The overall average cost of deposit accounts declined from 3.92% for the year ended December 31, 2001, to an average cost of 2.75% for the current year due to the lower interest rate environment continuing throughout 2002.

Interest expense on deposit accounts declined by $1.6 million for the year ended December 31, 2001, compared to the year ended December 31, 2000, due to the effects of lower cost of funds, partially offset by interest expense on higher average balances. The increased average balances for the year ended December 31, 2001, were primarily attributable to growth of $14.5 million in the average balance of savings accounts and growth of $8.7 million in NOW account average balances, partially offset by a decline of $9.9 million in the average balance of certificate accounts.

The average balance of certificate accounts amounted to $409.5 million for the year ended December 31, 2002, essentially unchanged from the average balance of $410.1 million for the prior year and $10.5 million lower than the $420.0 million average balance for the year ended December 31, 2000. The average cost of certificate accounts declined by 140 basis points, to an average cost of 4.42% for the year ended December 31, 2002, compared to 5.82% for the prior year and 5.89% for the year ended December 31, 2000.

For the year ended December 31, 2002, average balances of regular savings accounts and NOW accounts amounted to $200.6 million and $140.5 million, respectively, compared to the prior year average balances of $174.7 million and $127.8 million, respectively as customers continue to shun longer-term deposits. The cost of funds of money market deposit, savings and NOW accounts declined by 95 basis points, 94 basis points and 26 basis points, respectively in the year ended December 31, 2002, compared to the prior year.

The cost of funds of money market deposit, savings and NOW accounts declined by 35 basis points, 45 basis points and 18 basis points, respectively in the year ended December 31, 2001, compared to the year ended December 31, 2000.

The Company's cost of interest bearing liabilities has declined slower than overall market rates as the high percentage of core deposits already bear low interest rates and such rates and market conditions preclude further substantial declines in the interest rate paid on these accounts. Interest rates on certificates of deposit and advances from the FHLB can change to market rates only as they mature.

Borrowed funds consisted of FHLB advances and were used generally to fund loan portfolio growth. Average balances of FHLB advances were $443.9 million during the year ended December 31, 2002, an increase of $24.0 million from the prior year average balance of $419.9 million. The average cost of borrowed funds declined by 69 basis points, from 5.70% for the year ended December 31, 2001 to an average of 5.01% for the current year. The average cost of borrowed funds has declined slower than average deposit costs because the Company has utilized longer-term advances as part of its management of interest rate risk.

Average balances of FHLB advances for the year ended December 31, 2001, increased by $53.4 million from the year ended December 31, 2000, average balance of $366.5 million. The average cost of borrowed funds declined by 51 basis points, from 6.21% for the year ended December 31, 2000 to the 5.70% in 2001.

Provision for Loan Losses

The provision for loan losses amounted to $1.4 million for the year ended December 31, 2002, compared to $820,000 for the year ended December 31, 2001 and $1.0 million for the year ended December 31, 2000. The increased provision in the current year was based on management's evaluation of the growth and change in composition of the Company's loan portfolio, existing real estate market conditions, the level of charge-offs and classified assets. Total non-performing loans increased to $5.5 million, or 0.49% of loans, net, at December 31, 2002 from $1.2 million, or 0.11% of loans, net, at December 31, 2001 and $956,000, or 0.09% of loans, net, at December 31, 2000.

The Company recorded charge-offs of $1.4 million and recoveries of $359,000 during the year ended December 31, 2002, compared to charge-offs of $234,000 and recoveries of $361,000 during 2001. Charge-offs were $454,000 and recoveries were $181,000 during 2000. The allowance for loan losses as a percentage of total loans was 1.13% at December 31, 2002, and 2001, and 1.07% at December 31, 2000. As a percentage of total non-performing loans, the allowance for loan losses was 230% at December 31, 2002, compared to 1,065% a year earlier and 1,190% at December 31, 2000. See also "Asset Quality" included elsewhere herein.

Non-Interest Income

Total non-interest income declined to $14.9 million for the year ended December 31, 2002, compared to $16.6 million for the year ended December 31, 2001, due primarily to lower loan processing and servicing fees resulting from the OMSR impairment charges. Loan processing and servicing fees were a negative $4.0 million for the year ended December 31, 2002 compared to a negative $275,000 for the year ended December 31, 2001. The decline was due to $5.1 million in adjustments (in excess of normal amortization) for the impairment of OMSRs, which were necessary due to increasing levels of loan prepayments in the declining interest rate environment through most of 2002. In evaluating the OMSRs, management adjusted the value due to record volume of loan prepayments and the application of more rapid prepayment speeds in valuing the remaining OMSRs. Further declines in market interest rates, which affect loan prepayments and prepayment speeds, could result in future additional impairment charges.

Total non-interest income increased $2.2 million for the year ended December 31, 2001, compared to the year ended December 31, 2000. Gain on sale of loans, which increased from $9.0 million for the year ended December 31, 2000 to $10.6 million for the year ended December 31, 2001, was the primary contributor to such increase.

Gain on sale of loans amounted to $12.7 million for the year ended December 31, 2002, an increase of $2.1 million compared to the year ended December 31, 2001. The increased gain on sale of loans resulted from a continuation of high volumes of one- to four-family mortgage loan sales, made possible by the volume of lending activity, especially fixed-rate one- to four-family mortgages, in the current low interest rate environment. Included in the above gain on sale of loans were gains on sale of manufactured housing loans, which amounted to $4.0 million for the year ended December 31, 2002, compared to $5.2 million for the year ended December 31, 2001. The lower gain on sales of manufactured housing loans is primarily due to recessionary conditions in the industry and various factors, which adversely impacted the manufactured housing and recreational vehicle loan market. If such market conditions persist, it may continue to adversely affect the Company's manufactured housing loan sale activity and could result in losses from such operations and/or lead to further impairment of goodwill attributable to such operations.

Deposit service fees increased from $2.5 million in the year ended December 31, 2001, to $3.0 million in the current year. The increase was primarily due to increases in fees and higher levels of deposit account services activity. Deposit service fees were $2.0 million for the year ended December 31, 2000.

Other non-interest income was lower in the current year as the year ended December 31, 2001, included a $273,000 gain on sale resulting from the Company's interest in the sale of the NYCE bank automated teller machine clearing network and a gain of $157,000 from the sale of BFS's former Billerica Office location.

Non-Interest Expense

Total non-interest expense for the year ended December 31, 2002, was $47.3 million, compared to $38.3 million for the prior year, most of which increase was due to the $7.0 million goodwill impairment charge. Total non-interest expense for the year ended December 31, 2000, was $34.5 million. The increase in 2001 in non-interest expense was primarily due to increased expenses in compensation and benefits, occupancy and equipment and other non-interest expense.

Compensation and benefits increased to $23.9 million for the current year, compared to $21.7 million for the year ended December 31, 2001. The primary reasons for the increase are normal year-over-year employee expense increases, higher than usual expenses incurred for loan originations support and the Company's accrual of approximately $500,000 for its defined benefit pension plan (the "plan") during the second half of 2002. The Company had not been required to make contributions to this plan for over a decade as the plan was in an over-funded status. For the year ended December 31, 2000, compensation and benefits were $20.1 million.

For the year ended December 31, 2002, goodwill impairment was $7.0 million ($4.6 million, net after tax) compared to goodwill amortization of $1.4 million for the year ended December 31, 2001. The goodwill impairment charge resulted primarily from a valuation assessment of the Company's Forward Financial operations. Such assessment considered the reduced volume of loan sales, the recession in the manufactured housing industry and other factors. Effective January 1, 2002, the Statement of Financial Accounting Standards Number 142 requires that goodwill no longer be amortized, but instead requires periodic impairment testing as conditions warrant, (but at least annually) to determine if impairment has occurred. If the level of manufactured housing loan sales remain at current levels and the manufactured housing industry recession continues for a longer period than expected, further goodwill impairment charges may become necessary.

During the current year the Company settled two lawsuits at a total cost of $1.3 million. Other non-interest expense declined in the current year, compared to last year as the prior year included higher outside professional fees and other increased operating expenses.

Occupancy and equipment expense increased by $481,000 for the year ended December 31, 2001 compared to the year ended December 31, 2000, due in part to higher depreciation expenses associated with office renovations as well as expenses incurred by the addition of the new Woburn Office, which opened in May 2000.

For the year ended December 31, 2002, other non-interest expense was $6.9 million compared to $7.5 million for the year ended December 31, 2001. This decrease was primarily due to the year 2001 containing higher outside professional fees and a variety of other increased expenses.

Income Taxes

Income tax expense for the year ended December 31, 2002, was $1.4 million for an effective tax rate of 36.8% compared to $5.2 million for an effective tax rate of 35.0% for the year ended December 31, 2001. The effective tax rate was higher this year primarily due to higher non-deductible Employee Stock Option Plan expenses, resulting from the higher market value of the Company's stock. Income tax expense was $5.3 million for the year ended December 31, 2000, resulting in an effective tax rate of 35.5%.

The Company announced on March 6, 2003, that it will record a provision in the first quarter of 2003 of approximately $4.6 million for additional state taxes, including interest (approximately $3.0 million, net after any federal tax deduction associated with such taxes and interest), relating to the deduction for dividends received from real estate investment trust subsidiaries ("REITs") for the 1999 through 2002 fiscal years, thus reducing earnings for the first quarter of 2003 by the net after tax amount. The provision relates to new legislation signed by the Governor of Massachusetts on March 5, 2003, that amends Massachusetts' law to expressly disallow the deduction for dividends received from a REIT. This amendment applies retroactively to tax years ending on or after December 31, 1999. The Company believes that this new legislation would apply to numerous financial institutions in Massachusetts. As a result of the new legislation, the Company will also cease recording the tax benefits associated with the dividend received deduction, effective for the 2003 tax year. The Company believes that the legislation will be challenged, especially the retroactive provisions, on constitutional and other grounds. The Company would support such a challenge and otherwise intends to vigorously defend its position.

Financial Condition

Changes in Financial Condition (Assets)

The Company's total assets at December 31, 2002, were $1.526 billion, compared to $1.471 billion at December 31, 2001, an increase of $54.7 million or 3.7%. Asset growth was primarily attributable to a $49.6 million increase in investment securities available for sale, a majority of which were investments in a mutual fund comprised of adjustable-rate mortgages. Total assets at December 31, 2000, were $1.328 billion.

Cash and Cash Equivalents, and Investments

Total cash and cash equivalents decreased by $21.3 million, or 22.2%, from a balance of $96.0 million at December 31, 2001, to $74.7 million at December 31, 2002. The decrease was primarily due to a $22.0 million decrease in FHLB overnight and federal funds sold. The current year balance is closer to normal, whereas the balance at December 31, 2001, was larger than normal due to heavy cash infusion from large sales of loans during the month of December 2001. Total cash and cash equivalents were $50.7 million at December 31, 2000.

The following table sets forth certain information regarding the carrying amount and fair values of BostonFed's short-term investments and investment securities at the dates indicated:

	At December 31,					
	2002		2001		2000	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In thousands)					
Daily federal funds sold and short-term investments	$ 26,077	26,077	48,158	48,158	9,176	9,176
Investment securities:						
Held to maturity:						
U.S. Government obligations, federal agency obligations, and other obligations	2,524	2,576	554	598	2,304	2,328
Total held to maturity	2,524	2,576	554	598	2,304	2,328
Available for sale:						
U.S. Government obligations, federal agency obligations, and other obligations	35,206	35,206	25,050	25,050	41,993	41,993
Mortgage-related mutual funds	61,499	61,499	21,149	21,149	17,424	17,424
Other mutual funds(1)	13,824	13,824	17,046	17,046	1,278	1,278
Marketable equity securities	2,359	2,359	13	13	2,726	2,726
Total available for sale	112,888	112,888	63,258	63,258	63,421	63,421
Total investment securities	$141,489	141,541	111,970	112,014	74,901	74,925

(1) Consists of securities issued by institutional mutual funds which primarily invest in short-term U.S. Government securities and mortgage-related securities.

The table below sets forth certain information regarding the carrying amount, weighted average yields and contractual maturities of BostonFed's short-term investments, debt securities and mortgage-backed securities as of December 31, 2002.

	At December 31, 2002									
	One Year or Less		More than One Year to Five Years		More than Five Years to Ten Years		More than Ten Years		Total	
	Carrying Amount	Weighted Average Yield	Carrying Amount	Weighted Average Yield	Carrying Amount	Weighted Average Yield	Carrying Amount	Weighted Average Yield	Carrying Amount	Weighted Average Yield
	(Dollars in thousands)									
Daily federal funds sold and short-term investments	$26,070	0.99%	$ 7	4.60%	$ —	—%	$ —	—%	$ 26,077	0.99%
Debt securities:										
Held to maturity:										
U.S. Government obligations, federal agency obligations, and other obligations	503	5.19	2,021	6.31	—	—	—	—	2,524	6.09
Total held to maturity	503	5.19	2,021	6.31	—	—	—	—	2,524	6.09
Available for sale:										
U.S. Government obligations, federal agency obligations, and other obligations	2,521	5.31	11,068	5.20	7,075	2.94	14,542	4.99	35,206	4.67
Total debt securities available for sale	2,521	5.31	11,068	5.20	7,075	2.94	14,542	4.99	35,206	4.67
Total short-term investments and debt securities	29,094	1.44	13,096	5.37	7,075	2.94	14,542	4.99	63,807	3.22
Mortgage-backed securities:										
Held to maturity:										
Ginnie Mae	—	—	580	8.18	114	8.48	4,217	6.50	4,911	6.74
Fannie Mae	—	—	—	—	—	—	—	—	—	—
Freddie Mac	—	—	—	—	13,552	5.66	6,966	6.15	20,518	5.83
Privately issued collaterized mortgage obligations	—	—	—	—	—	—	—		—	—
Total held to maturity	—	—	580	8.18	13,666	5.68	11,183	6.28	25,429	6.00
Available for sale:										
Ginnie Mae	—	—	—	—	—	—	5,101	6.11	5,101	6.11
Fannie Mae	—	—	—	—	—	—	28,564	5.83	28,564	5.83
Freddie Mac	—	—	279	6.88	16,477	5.55	63,114	5.10	79,870	5.20
Privately issued collateralized mortgage obligations	—	—	—	—	—	—	980	6.52	980	6.52
Total held for sale	—	—	279	6.88	16,477	5.55	97,759	5.38	114,515	5.41
Total mortgage-backed securities	$ —	—%	$ 859	7.76%	$30,143	5.61%	$108,942	5.47%	$139,944	5.52%

Mortgage-backed securities available for sale increased by $19.6 million due to purchases of collateralized mortgage-backed securities. Mortgage-backed securities held to maturity declined by $15.4 million, from a balance of $40.8 million at December 31, 2001, to a balance of $25.4 million at December 31, 2002, due to rapid amortization and pre-payments precipitated by falling interest rates.

The following tables set forth BostonFed's mortgage-backed securities activities for the periods indicated:

	For the Year Ended December 31,		
	2002	2001	2000
		(In thousands)	
Beginning balance	$ 135,744	70,655	29,481
Purchases of mortgage-backed securities available for sale	133,799	101,843	1,986
Conversion of real estate loans to mortgage-backed securities held to maturity	—	—	50,975
Less:			
Sale of mortgage-backed securities available for sale	—	—	—
Principal repayments	(130,611)	(36,544)	(11,963)
Change in unrealized gains (losses)	1,182	(116)	225
Accretion of premium, net of discount	(170)	(94)	(49)
Ending balance	$ 139,944	135,744	70,655

The following table sets forth certain information regarding the amortized cost and fair values of the Company's mortgage-backed securities at the dates indicated.

	At December 31,								
	2002			2001			2000		
	Amortized Cost	Percent of Total	Fair Value	Amortized Cost	Percent of Total	Fair Value	Amortized Cost	Percent of Total	Fair Value
				(Dollars in thousands)					
Mortgage-backed securities and collateralized mortgage obligations:									
Available for sale:									
Ginnie Mae	$ 5,058	3.64%	$ 5,101	$ 6,237	4.59%	$ 6,196	$ —	—%	$ —
Fannie Mae	28,091	20.21	28,564	11,904	8.76	11,869	1,733	2.45	1,769
Freddie Mac	79,424	57.15	79,870	62,952	46.30	62,634	4,394	6.21	4,367
Privately issued collateralized mortgage obligations	977	0.70	980	14,046	10.33	14,223	9,361	13.22	9,236
Total available for sale	113,550	81.70	114,515	95,139	69.98	94,922	15,488	21.88	15,372
Held to maturity:									
Ginnie Mae	4,911	3.54	5,063	7,376	5.43	7,581	10,829	15.30	10,872
Fannie Mae	—	—	—	45	0.03	47	146	0.21	147
Freddie Mac	20,518	14.76	21,534	33,401	24.57	33,919	44,308	62.61	43,951
Total held to maturity	25,429	18.30	26,597	40,822	30.02	41,547	55,283	78.12	54,970
Total mortgage-backed securities and collateralized mortgage obligations	$138,979	100.00%	$141,112	$135,961	100.00%	$136,469	$70,771	100.00%	$70,342

Loans

The growth in loans, net, was $15.6 million and was primarily due to increased originations of construction and land and home equity loans, partially offset by a reduction of $32.0 million in residential one- to four-family loans. Loans, net, increased from a balance of $1.056 billion at December 31, 2001, to a balance of $1.071 billion at December 31, 2002. The growth in the loans, net, portfolio during the current year was less than the Company has experienced in recent years due to the higher than usual prepayments resulting from historically low mortgage interest rates and management's decision to sell a substantial portion of loans originated.

The Company was able to continue to diversify its loan portfolio and increase the combined balances of construction and land, commercial real estate, multi-family, equity and business loans by $41.6 million, from a combined balance of $327.7 million at December 31, 2001, to a combined balance of $369.3 million at December 31, 2002.

The following table sets forth the composition of BostonFed's loan portfolio in dollar amounts and as a percentage of the portfolio at the dates indicated.

	At December 31,									
	2002		2001		2000		1999		1998	
	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
					(Dollars in thousands)					
Mortgage loans:										
Residential:										
One-to four-family(1)	$ 761,715	67.02%	$ 787,267	70.30%	$ 799,078	73.16%	$ 846,739	77.85%	$829,572	84.27%
Multi-family	21,056	1.85	25,904	2.31	19,447	1.78	22,017	2.02	22,889	2.33
Commercial real estate	96,526	8.49	107,767	9.62	89,371	8.18	75,999	6.99	48,951	4.97
Construction and land	124,071	10.92	99,337	8.87	92,561	8.48	77,079	7.09	41,608	4.23
Non-mortgage loans:										
Home equity and improvement	94,855	8.34	66,539	5.94	57,571	5.27	43,721	4.02	32,119	3.26
Business	32,792	2.88	28,103	2.51	26,525	2.43	17,815	1.64	3,618	0.37
Other loans(2)	5,685	.50	5,061	0.45	7,593	0.70	4,231	0.39	5,571	0.57
Total loans	1,136,700	100.00%	1,119,978	100.00%	1,092,146	100.00%	1,087,601	100.00%	984,328	100.00%
Less:										
Allowance for loan losses	(12,656)		(12,328)		(11,381)		(10,654)		(8,500)	
Construction loans in process	(24,832)		(30,264)		(33,869)		(30,372)		(17,133)	
Net unearned premium (discount) on loans purchased	36		48		(10)		(7)		(5)	
Deferred loan origination costs	3,722		2,976		2,365		2,200		1,980	
Loans, net, and loans held for sale	$1,102,970		$1,080,410		$1,049,251		$1,048,768		$960,670	

(1) Includes mortgage loans held for sale of $30.2 million, $23.7 million, $11.0 million, $16.2 million and $17.0 million at December 31, 2002, 2001, 2000, 1999 and 1998, respectively.

(2) Includes consumer loans held for sale of $1.5 million, $944,000 and $1.8 million at December 31, 2002, 2001 and 2000.

Loan Maturity. The following table shows certain information at December 31, 2002 regarding the dollar amount of loans maturing in BostonFed's portfolio based on their contractual terms to maturity. The table does not include the effect of prepayments or scheduled principal amortization.

	At December 31, 2002					
	One- to Four-Family	Multi-Family	Commercial Real Estate	Construction and Land	Other Loans	Total Loans
	(In thousands)					
Amounts due:						
One year or less	$ 4,491	148	1,146	105,932	3,514	115,231
After one year:						
More than one year to three years	3,096	424	3,506	18,003	4,861	29,890
More than three years to five years	6,351	260	10,961	–	12,302	29,874
More than five years to 10 years	84,884	1,735	14,665	–	103,064	204,348
More than 10 years to 20 years	114,288	8,697	20,303	–	4,639	147,927
More than 20 years	548,605	9,792	45,945	136	4,952	609,430
Total due after one year	757,224	20,908	95,380	18,139	129,818	1,021,469
Total amount due	$761,715	21,056	96,526	124,071	133,332	1,136,700
Less:						
Allowance for loan losses						(12,656)
Construction loans in process						(24,832)
Net unearned discount on loans purchased						36
Deferred loan origination costs						3,722
Loans, net, and loans held for sale						1,102,970
Loans held for sale						(31,614)
Loans, net						$1,071,356

The following table sets forth, at December 31, 2002, the dollar amount of loans contractually due after December 31, 2003, and whether such loans have fixed interest rates or adjustable interest rates.

	Due After December 31, 2003		
	Fixed	Adjustable	Total
		(In thousands)	
Residential:			
One- to four-family	$288,330	468,894	757,224
Multi-family	2,849	18,059	20,908
Commercial real estate	22,551	72,829	95,380
Construction and land	4,911	13,228	18,139
Other loans	3,619	126,199	129,818
Total loans	$322,260	699,209	1,021,469

The Company originated $1.206 billion in mortgage loans during the year ended December 31, 2002, and sold approximately $703 million of mortgage loans. Total loan originations were $1.445 billion for the year ended December 31, 2002, compared to $1.148 billion for the prior year.

The following table sets forth BostonFed's loan originations, purchases, sales and principal repayments for the periods indicated:

	Years Ended December 31,		
	2002	2001	2000
		(In thousands)	
Net loans:			
Beginning balance	$1,055,798	1,036,435	1,032,594
Loans originated:			
One- to four-family	1,073,833	841,133	339,643
Multi-family	900	—	508
Commercial real estate	64,054	35,333	22,092
Construction and land	66,971	62,726	64,386
Equity line of credit drawn	89,609	56,511	46,633
Business line of credit drawn	94,222	82,206	29,046
Manufactured housing, recreational vehicles and boats	47,184	60,530	81,715
Other(1)	8,312	9,341	7,558
Total loans originated	1,445,085	1,147,780	601,581
Loans purchased(2)	16,232	25,129	25,243
Total	2,517,115	2,209,344	1,659,418
Less:			
Principal repayments and other, net	(661,043)	(548,547)	(282,327)
Loan (charge-offs) recoveries, net	(1,022)	127	(273)
Sale of loans	(750,988)	(580,514)	(325,762)
Transfer of mortgage loans to real estate owned	(1,092)	—	—
Loans, net and loans held for sale	1,102,970	1,080,410	1,051,056
Loans held for sale	(31,614)	(24,612)	(14,621)
Loans, net	$1,071,356	1,055,798	1,036,435

(1) Other loans primarily consist of business loans and other consumer loans.

(2) Includes loans purchased from correspondent financial institutions which are underwritten pursuant to BostonFed's policies and closed in the name of the financial institution but immediately purchased by BostonFed for its mortgage portfolio, mortgage banking activities, or for Community Reinvestment Act purposes.

Asset Quality

The following table sets forth information regarding non-performing assets, which consist of non-performing loans and real estate owned ("REO"). In addition to identifying non-performing loans, as discussed below, the Company identifies loans that are characterized as impaired. Accordingly, loans categorized as impaired include commercial real estate, multi-family, business loans and restructured loans as well as other identified loans. Restructured loans are impaired loans where one or more of the original contract terms have been modified in a concession the Company would not otherwise consider but for economic or other reasons pertaining to the debtor's difficulties. At December 31, 2002, non-performing loans totaled $5.5 million and impaired loans totaled $8.4 million, consisting of commercial real estate loans, construction loans and business loans. It is the policy of the Company to generally cease accruing interest on loans 90 days or more past due and charging off all accrued interest. For the years ended December 31, 2002, 2001, 2000, 1999, and 1998, the amount of additional interest income that would have been recognized on non-performing loans, if such loans had continued to perform in accordance with their contractual terms, was $172,000, $32,000, $40,000, $(2,000) and $33,000, respectively. For the same periods, the difference between the amount of interest income which would have been recognized on impaired loans if such loans were performing in accordance with their regular terms and actual amounts recognized was $120,000, $0, $0, $2,000 and $1,000, respectively.

	At December 31,				
	2002	2001	2000	1999	1998
	(Dollars in thousands)				
Non-accrual loans:					
Residential real estate:					
One- to four-family	$ 2,397	983	418	721	784
Commercial real estate	—	—	—	25	25
Other loans	3,100	175	538	—	—
Total	5,497	1,158	956	746	809
Real estate owned and other repossessed assets, net(1)	1,026	31	145	376	47
Total non-performing assets	6,523	1,189	1,101	1,122	856
Restructured loans	5,318	203	206	210	213
Total risk elements	$11,841	1,392	1,307	1,332	1,069
Allowance for loan losses as a percent of loans(2)	1.13%	1.13	1.07	1.01	0.88
Allowance for loan losses as a percent of non-performing loans(3)	230.23	1,064.59	1,190.48	1,428.15	1,050.68
Non-performing loans as a percent of loans(2)(3)	0.49	0.11	0.09	0.07	0.09
Non-performing assets as a percent of total assets(4)	0.43	0.08	0.08	0.09	0.08

(1) Real estate owned and other repossessed assets are shown net of related valuation allowances.

(2) Loans include loans, net, and loans held for sale, excluding allowance for loan losses.

(3) Non-performing loans consist of all 90 days or more past due and other loans, which have been identified by BostonFed as presenting uncertainty with respect to the collectibility of interest or principal.

(4) Non-performing assets consist of non-performing loans, real estate owned and other repossessed assets.

The following table sets forth delinquencies in BostonFed's loan portfolio as of the dates indicated:

	At December 31, 2002				At December 31, 2001			
	60-89 Days		90 Days or More		60-89 Days		90 Days or More	
	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans
	(Dollars in thousands)							
Residential:								
One- to four-family	11	$1,321	11	$2,397	28	$3,726	6	$ 983
Commercial real estate	1	1,812	—	—	2	207	—	—
Construction and land	—	—	2	2,165	4	4,328	—	—
Other loans	1	27	2	935	24	454	3	175
Total	13	$3,160	15	$5,497	58	$8,715	9	$1,158
Delinquent loans to loans, net, and loans held for sale		0.29%		0.49%		0.81%		0.11%

	At December 31, 2000			
	60-89 Days		90 Days or More	
	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans
	(Dollars in thousands)			
Residential:				
One- to four-family	7	$1,276	4	$ 418
Multi-family	—	—	—	—
Commercial real estate	1	132	—	—
Construction and land	—	—	—	—
Other loans	3	71	6	538
Total	11	$1,479	10	$ 956
Delinquent loans to loans, net, and loans held for sale		0.14%		0.09%

All of the impaired loans have been measured using the discounted cash flow method or the fair value of the collateral method if the loan is collateral dependent. During the year ended December 31, 2002, the average recorded value of impaired loans was $4.3 million; $720,000 of interest income was recognized and $840,000 of interest income would have been recognized under original terms. The composition of impaired loans by type is shown below:

	December 31,		
	2002	2001	2000
	(In thousands)		
Impaired loans:			
Business	$2,063	—	—
Construction	2,165	—	—
Commercial real estate	4,163	216	206
Total impaired loans	$8,391	216	206

The Company maintains an allowance for losses that are inherent in the Company's loan portfolio. The allowance for loan losses is established through a provision for loan losses charged to operations. Loan losses are charged against the allowance when management determines that the collectibility of the loan principal is unlikely. Recoveries on loans previously charged off are credited to the allowance. At December 31, 2002, the Company had established $225,000 as specific loss reserves (after charge-offs of $925,000) within the allowance for loan losses, for certain impaired loans. There were no specific loss reserves in the allowance for loan losses at December 31, 2001 and 2000.

Management believes the allowance is adequate to absorb probable loan losses. Management's methodology to estimate loss exposure inherent in the portfolio includes an analysis of individual loans deemed to be impaired, reserve allocations for various loan types based on risk ratings assigned to real estate related commercial, construction and multi-family and business and industrial loans, loan payment status or loss experience and an unallocated allowance that is maintained based on management's assessment of many factors including trends in loan delinquencies and charge-offs, current economic conditions and their effect on borrowers' ability to pay, underwriting standards by loan type, mix and balance of the portfolio, and the performance of individual loans in relation to contract terms. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance based on their judgments about information available to them at the time of their examination.

While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. Accordingly, the ultimate collectibility of a substantial portion of the Company's loan portfolio is affected by changes in market conditions.

Amounts provided for the years 2002, 2001 and 2000 were $1.4 million, $820,000 and $1.0 million, respectively. The increase in the provision for the year ended December 31, 2002, was due to increased levels of non-performing loans and higher charge-off levels. During the year ended December 31, 2002, there were recoveries of $359,000 credited to, and charge-offs of $1.4 million taken against this allowance. The comparable amounts for the year ended December 31, 2001, were $361,000 in recoveries and

$234,000 in charge-offs. For the year ended December 31, 2000, charge-offs were $454,000 and recoveries were $181,000. As of December 31, 2002, and 2001, the Company's allowance for loan losses was 1.13% of total loans. Management believes the current coverage ratio is reasonable and prudent, considering the higher levels in the combined total of construction and land, commercial real estate, home equity and improvement, multi-family and business loans. These combined total balances amounted to $369.3 million and $327.7 million, or 34.5% and 31.0%, respectively of the total loans, net, at December 31, 2002, and 2001. The Company had non-performing loans of $5.5 million and $1.2 million at December 31, 2002 and December 31, 2001, respectively. The Company will continue to monitor and modify its allowance for loan losses as conditions dictate. While management believes the Company's allowance for loan losses is sufficient to cover losses inherent in its loan portfolio at this time, no assurances can be given that the Company's level of allowance for loan losses will be sufficient to cover future loan losses incurred by the Company or that future adjustments to the allowance for loan losses will not be necessary if economic and other conditions differ substantially from the economic and other conditions used by management to determine the current level of allowance for loan losses.

The following table sets forth activity in BostonFed's allowance for loan losses for the periods indicated.

	At or For the Years Ended December 31,				
	2002	2001	2000	1999	1998
	(In thousands)				
Balance at beginning of period	$12,328	11,381	10,654	8,500	6,600
Forward Financial allowance for loan losses at acquisition date	—	—	—	170	—
Provision for loan losses	1,350	820	1,000	1,626	1,642
Charge-offs:					
Real estate loans:					
Residential:					
One- to four-family	18	118	125	19	51
Multi-family	—	—	—	1	2
Commercial	—	—	—	—	75
Construction	410	—	—	—	—
Other	953	116	329	36	131
Total charge-offs	1,381	234	454	56	259
Recoveries	359	361	181	414	517
Balance at end of period	$12,656	12,328	11,381	10,654	8,500
Ratio of net charge-offs (net recoveries) during the period to average loans outstanding during the period	0.09%	(0.01)	0.03	(0.04)	(0.03)

As part of the Company's determination of the adequacy of the allowance for loan losses, the Company monitors its loan portfolio and other assets through its Asset Classification Committee. The Committee classifies loans depending on risk of loss characteristics. The most severe classification before a charge-off is required is "sub-standard." At December 31, 2002, 2001 and 2000, the Company classified (including REO) $16.9 million, $2.8 million and $3.1 million as sub-standard assets, respectively. Included in these amounts were $6.5 million, $1.2 million, and $956,000 in non-performing assets, respectively. In the opinion of management, the performing sub-standard loans evidence one or more weaknesses or potential weaknesses and, depending on the regional economy and other factors, may become non-performing assets in future periods. The Asset Classification Committee meets quarterly to determine the adequacy of the allowance for loan losses. Management believes that the allowance for loan losses at December 31, 2002, was sufficient to provide for anticipated losses inherent in the loan portfolio.

The following tables set forth BostonFed's percent of allowance for loan losses to total allowance for loan losses and the percent of loans to total loans in each of the categories listed at the dates indicated.

	At December 31, 2002		
	Amount	Percent of Allowance to Total Allowance	Percent of Loans in Each Category to Total Loans
	(Dollars in thousands)		
Residential	$ 2,635	20.82%	61.10%
Commercial real estate, construction and land	4,755	37.57	22.33
Commercial/Industrial	1,011	7.99	5.05
Other loans	705	5.57	10.74
Impaired loans	225	1.78	.78
Unallocated	3,325	26.27	—
Total allowance for loan losses	$12,656	100.00%	100.00%

	At December 31,					
	2001			2000		
	Amount	Percent of Allowance to Total Allowance	Percent of Loans in Each Category to Total Loans	Amount	Percent of Allowance to Total Allowance	Percent of Loans in Each Category to Total Loans
	(Dollars in thousands)					
Residential:						
One- to-four family	$ 2,925	23.73%	70.29%	$ 2,883	25.33%	73.17%
Multi-family	184	1.49	2.31	252	2.21	1.78
Commercial real estate	2,308	18.72	9.62	1,905	16.74	8.18
Construction and land	1,590	12.90	8.87	1,239	10.89	8.48
Other loans	1,551	12.58	8.91	1,410	12.39	8.39
Unallocated	3,770	30.58	—	3,692	32.44	—
Total allowance for loan losses	$12,328	100.00%	100.00%	$11,381	100.00%	100.00%

	At December 31,					
	1999			1998		
	Amount	Percent of Allowance to Total Allowance	Percent of Loans in Each Category to Total Loans	Amount	Percent of Allowance to Total Allowance	Percent of Loans in Each Category to Total Loans
	(Dollars in thousands)					
Residential:						
One- to-four family	$ 2,872	26.96%	77.85%	$ 2,186	25.72%	84.27%
Multi-family	209	1.96	2.02	214	2.52	2.33
Commercial real estate	2,090	19.62	6.99	615	7.24	4.97
Construction and land	1,285	12.06	7.09	3	0.03	4.23
Other loans	1,029	9.66	6.05	731	8.60	4.20
Unallocated	3,169	29.74	—	4,751	55.89	—
Total allowance for loan losses	$10,654	100.00%	100.00%	$ 8,500	100.00%	100.00%

Changes in Financial Condition (Liabilities and Capital)

Deposit Accounts

Deposit accounts increased by $75.8 million, or 8.6%, from a balance of $884.5 million at December 31, 2001, to a balance of $960.3 million at December 31, 2002. Approximately $40.8 million of the growth was in wholesale-brokered certificates of deposit. Thus, retail deposits increased by a total of $35.0 million as most of the Company's branch offices experienced moderate growth.

Deposit accounts increased by $34.9 million from a balance of $849.6 million at December 31, 2000, to a balance of $884.5 million at December 31, 2001. Also, there was a net reduction of $26.6 million of wholesale-brokered certificates of deposit. Thus, retail deposits increased by a total of $61.5 million as most of the Company's branch offices experienced moderate growth.

The following table sets forth the distribution of BostonFed's average deposit accounts for the periods indicated and the average cost on each category of deposits presented.

	For the Year Ended December 31,								
	2002			2001			2000		
	Average Balance	Percent of Total Average Deposits	Average Cost	Average Balance	Percent of Total Average Deposits	Average Cost	Average Balance	Percent of Total Average Deposits	Average Cost
	(Dollars in thousands)								
Money market deposit accounts	$ 60,530	6.65%	1.56	$ 54,965	6.45%	2.51	$ 55,796	6.81%	2.86
Savings accounts	200,552	22.02	1.42	174,651	20.48	2.35	160,118	19.55	2.80
NOW accounts	140,470	15.42	0.32	127,779	14.98	0.58	119,070	14.54	0.76
Non-interest-bearing accounts	99,694	10.95	—	85,209	9.99	—	64,176	7.83	—
Total	501,246	55.04	0.84	442,604	51.90	1.41	399,160	48.73	1.75
Certificate accounts:									
Less than six months	59,121	6.49	2.55	57,846	6.78	4.61	25,127	3.07	5.18
Over six through 12 months	75,799	8.32	3.36	71,557	8.39	5.01	29,967	3.66	5.41
Over 12 through 36 months	214,215	23.52	5.14	229,028	26.87	6.41	317,884	38.80	6.10
Over 36 months	14,901	1.64	5.45	7,527	0.88	6.20	4,952	0.60	6.12
IRA/KEOGH (various terms)	45,457	4.99	4.89	44,161	5.18	5.61	42,101	5.14	5.53
Total certificate accounts	409,493	44.96	4.42	410,119	48.10	5.82	420,031	51.27	5.89
Total average deposits	$910,739	100.00%	2.45	$852,723	100.00%	3.53	$819,191	100.00%	3.87

The following table presents, by various rate categories, the amount of certificate accounts outstanding at the dates indicated and the periods to maturity of the certificate accounts outstanding at December 31, 2002.

	Period to Maturity from December 31, 2002					At December 31,		
	Less than One Year	One to Two years	Two to Three years	Three to Four years	Four to Five years	2002	2001	2000
	(In thousands)							
Certificate accounts:								
0 to 3.00%	$124,198	5,214	776	—	—	130,188	23,181	—
3.01 to 4.00%	52,714	47,122	12,375	1,468	2,215	115,894	78,072	—
4.01 to 5.00%	10,630	8,265	22,630	9,503	13,932	64,960	87,419	25,239
5.01 to 6.00%	6,596	1,466	10,806	8,201	901	27,970	73,638	148,795
6.01 to 7.00%	16,605	22,590	4,481	5,521	—	49,197	97,211	206,138
7.01 to 8.00%	17,155	14,573	2,182	—	—	33,910	36,592	36,554
Total	$227,898	99,230	53,250	24,693	17,048	422,119	396,113	416,726

Federal Home Loan Bank Advances and other Borrowings

FHLB advances and other borrowings decreased $22.4 million to a balance of $426.6 million at December 31, 2002, compared to $449.0 million at December 31, 2001. FHLB advances and other borrowings increased $104.7 million during the year ended December 31, 2001, from $344.3 million at December 31, 2000.

The following tables set forth certain information regarding BostonFed's borrowed funds at or for the periods ended on the dates indicated:

	At or For the Year Ended December 31,		
	2002	2001	2000
	(Dollars in thousands)		
Federal Home Loan Bank advances:			
Average balance outstanding	$443,931	419,867	363,771
Maximum amount outstanding at any month-end during the period	461,877	467,000	383,954
Balance outstanding at end of period	426,560	449,000	344,334
Weighted average interest rate during the period	4.98%	5.69	6.21
Weighted average interest rate at end of period	4.38	5.29	6.19

	At or For the Year Ended December 31,		
	2002	2001	2000
	(Dollars in thousands)		
Other Borrowed Money:			
Average balance outstanding	$—	—	2,679
Maximum amount outstanding at any month-end during the period	—	—	5,000
Balance outstanding at end of period	—	—	—
Weighted average interest rate during the period	—%	—	9.97
Weighted average interest rate at end of period	—	—	—

Total stockholders' equity was $93.0 million at December 31, 2002, or $21.17 per share, compared to $93.4 million, or $21.39 per share, at December 31, 2001. Stockholders' equity was essentially unchanged during the year ended December 31, 2002 as the contributions from net income, the amortization of the Stock-based Incentive Plans, the Employee Stock Ownership Plan ("ESOP"), exercise of stock options and the change in market valuation, net of taxes, of the available-for-sale securities portfolio were offset by the completion of the ninth and commencement of the tenth 5% stock repurchase programs and dividends paid. The stockholders' equity to total assets ratio of the Company was 6.1% and 6.3% at December 31, 2002 and 2001, respectively.

Total stockholders' equity was $93.4 million at December 31, 2001, or $21.39 per share, compared to $89.9 million, or $19.82 per share, at December 31, 2000. Stockholders' equity increased during the year ended December 31, 2001 due to the combined effects of net income and the amortization of the Stock-based Incentive Plans, the Employee Stock Ownership Plan ("ESOP"), exercise of stock options and the change in market valuation, net of taxes, of the available for sale securities portfolio, offset by the completion of the eighth and commencement of the ninth 5% stock repurchase programs and dividends paid. The stockholders' equity to total assets ratio of the Company was 6.3% and 6.8% at December 31, 2001 and 2000, respectively.

Market Risk and Management of Interest Rate Risk

One of the principal market risks affecting the Company is interest rate risk. The objective of the Company's interest rate risk management function is to evaluate the interest rate risk included in certain balance sheet accounts, determine the level of risk appropriate given the Company's business strategy, operating environment, capital and liquidity requirements, and performance objectives, and to manage the risk consistent with Board of Directors' approved guidelines. Through such management, the Company seeks to reduce the vulnerability of its operations to changes in interest rates. The Company monitors its interest rate risk as such risk relates to its operating strategies. The Company's Board of Directors has established a management Asset/Liability Committee that is responsible for reviewing the Company's asset/liability policies and interest rate risk position. The Committee reports trends and interest rate risk position to the Board of Directors on a quarterly basis. The extent of the movement of interest rates is an uncertainty that could have a negative impact on the earnings of the Company.

The Company has utilized the following strategies to manage interest rate risk: (1) emphasizing the origination and retention of adjustable-rate mortgage loans; (2) generally selling in the secondary market substantially all fixed-rate mortgage loans originated with terms of 15 years or greater while generally retaining the servicing rights thereof; (3) primarily investing in investment securities or mortgage-backed securities with adjustable interest rates or if interest rates are fixed, then the duration of the instrument is generally less than five years; and (4) attempting to reduce the overall interest rate sensitivity of liabilities by emphasizing longer-term deposits such as wholesale brokered deposits and utilizing longer term FHLB advances to replace short-term, rate sensitive, retail deposits. A portion of the FHLB advances may be called depending on the level of interest rates relative to the interest rate being charged at the applicable call date. Accordingly, if interest rates rise sufficient to trigger the call feature, the Company's net interest margin may be negatively impacted if called advances are replaced by new, higher cost advances.

The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring the Company's interest rate sensitivity "gap." An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that time period. These differences are a primary component of the risk to net interest income. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. Accordingly, during a period of rising interest rates, an institution with a positive gap position would be in a better position to invest in higher yielding assets which, consequently, may result in the yield on its assets increasing at a pace more closely matching the increase in the cost of its interest-bearing liabilities than if it had a negative gap. During a period of falling interest rates, an institution with a positive gap would tend to have its assets repricing at a faster rate than one with a negative gap which, consequently, may tend to restrain the growth of, or reduce, its net interest income.

The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 2002, which are anticipated by the Company, based upon certain assumptions, to reprice or mature in each of the future time periods shown (the "GAP Table"). Except as stated below, the amount of assets and liabilities shown which reprice or mature during a particular period were determined in accordance with the earlier of term to repricing or the contractual maturity of the asset or liability. The Gap Table sets forth an approximation of the projected repricing of assets and liabilities at December 31, 2002, on the basis of contractual maturities, anticipated prepayments, and scheduled rate adjustments within a three-month period and subsequent selected time intervals. Annual prepayment rates for adjustable-rate and fixed-rate residential loans are assumed to be 18.9% and 18.6%, respectively. Annual prepayment rates for adjustable-rate and fixed-rate mortgage-backed securities are assumed to be 28.2% and 13.4%, respectively. Money market deposit accounts are assumed to be immediately rate-sensitive, while passbook accounts and negotiable order of withdrawal ("NOW") accounts are assumed to have annual decay rates of 12% and 18%, respectively. These assumptions may or may not be indicative of actual prepayment and withdrawals experienced by the Company. The table does not necessarily indicate the impact of general interest rate movements on the Company's net interest income because the actual repricing dates of various assets and liabilities are subject to customer discretion and competitive and other pressures and, therefore, actual experience may vary from that indicated.

The following table shows the gap position of the Company at December 31, 2002 and 2001:

	3 Months or Less	More than 3 Months to 6 Months	More than 6 Months to 1 Year	More than 1 Year to 3 Years	More than 3 Years to 5 Years	More than 5 Years	Total Amount
	(Dollars in thousands)						
Interest-earning assets							
Short-term investments	$ 26,006	$ 3	$ 61	$ 7	$ 0	$ 0	$ 26,077
Investment securities	108,775	0	500	2,020	2,054	2,063	115,412
Fixed rate loans(1)	26,402	19,515	35,566	88,783	65,510	49,675	285,451
Adjustable rate loans(1)	296,203	45,031	100,456	226,141	156,453	394	824,678
Mortgage-backed securities	11,880	7,854	13,911	44,615	29,845	31,839	139,944
Stock in FHLB-Boston	24,552	0	0	0	0	0	24,552
Total interest-earning assets	493,818	72,403	150,494	361,566	253,862	83,971	1,416,114
Interest-bearing liabilities							
Money market deposit accounts	62,530	0	0	0	0	0	62,530
Savings accounts	9,323	7,748	15,495	61,980	61,980	61,607	218,133
NOW accounts	6,793	6,764	13,528	54,113	54,113	15,031	150,342
Certificate accounts	58,324	67,141	127,263	128,276	41,115	0	422,119
FHLB advances	46,043	52,129	79,757	85,406	75,225	88,000	426,560
Preferred Trust	0	0	0	0	0	32,000	32,000
Total interest-bearing liabilities	183,013	133,782	236,043	329,775	232,433	196,638	1,311,684
Interest-earning assets *less* interest-bearing *liabilities*	$310,805	$(61,379)	$(85,549)	$ 31,791	$ 21,429	$(112,667)	$ 104,430
Cumulative interest rate sensitivity gap December 31, 2002	$310,805	$249,426	$163,877	$195,668	$217,097	$ 104,430	$ 104,430
Cumulative interest rate gap as a percentage of total assets at December 31, 2002	20.37%	16.35%	10.74%	12.83%	14.23%	6.85%	
Cumulative interest rate gap as a percentage of total interest-earning assets at December 31, 2002	21.95%	17.61%	11.57%	13.82%	15.33%	7.37%	
Cumulative interest-earning assets as a percentage of cumulative interest-bearing liabilities at December 31, 2002	269.83%	178.73%	129.64%	122.17%	119.47%	107.96%	
Cumulative interest rate sensitivity gap December 31, 2001	$153,189	$102,816	$100,281	$179,840	$278,875	$ 108,762	$ 108,762
Cumulative interest rate gap as a percentage of total assets at December 31, 2001	10.41%	6.99%	6.82%	12.23%	18.96%	7.39%	
Cumulative interest rate gap as a percentage of total interest-earning assets at December 31, 2001	11.23%	7.54%	7.35%	13.19%	20.45%	7.98%	
Cumulative interest-earning assets as a percentage of cumulative interest-bearing liabilities at December 31, 2001	156.98%	125.25%	117.34%	120.10%	127.65%	108.67%	

(1) Includes total loans net of non-performing loans.

Certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets such as adjustable-rate loans, have features, which restrict changes in interest rates both on a short-term basis and over the life of the asset. Further, in the event of change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the table. Finally, the ability of many borrowers to service their adjustable-rate loans may decrease in the event of an interest rate increase.

The Company's interest rate sensitivity is also monitored by management through the use of a model, which internally generates estimates of the change in net portfolio value ("NPV") over a range of interest rate change scenarios. NPV is the present value of expected cash flows from assets, liabilities, and off-balance sheet contracts. The NPV ratio, under any interest rate scenario, is defined as the NPV in that scenario divided by the market value of assets in the same scenario. The Company's Board of Directors has established certain minimum NPV limits by interest rate shock. These approved limits are included in the following table. The Company is operating above these minimum limits imposed by the Board of Directors. The OTS also produces a similar analysis using its own model, based upon data submitted on the Company's quarterly Thrift Financial Reports for BFS, the results of which may vary from the Company's internal model primarily due to differences in assumptions utilized between the Company's internal model and the OTS model, including estimated loan prepayment rates, reinvestment rates and deposit decay rates. For purposes of the NPV table, prepayment speeds similar to those used in the Gap table were used, reinvestment rates were those in effect for similar products currently being offered and rates on core deposits were modified to reflect recent trends. The following table sets forth the Company's NPV as of December 31, 2002 and 2001, as calculated by the Company.

Interest Rates In Basis Points (Rate Shock)	Net Portfolio Value as of December 31, 2002				
	$ Amount	$ Change	% Change	NPV Ratio	Board Limits %
		(Dollar in Thousands)			
300	98,577	(11,935)	(10.8)	6.7	4.1
200	104,704	(5,808)	(5.3)	7.0	5.1
100	112,431	1,919	1.7	7.4	6.1
Static	110,512			7.1	
(100)	102,891	(7,621)	(6.9)	6.6	6.1
(200)	90,720	(19,792)	(17.9)	5.7	5.1
(300)	77,466	(33,046)	(29.9)	4.9	4.1

Interest Rates In Basis Points (Rate Shock)	Net Portfolio Value as of December 31, 2001				
	$ Amount	$ Change	% Change	NPV Ratio	Board Limits %
		(Dollar in Thousands)			
300	95,516	(20,432)	(17.6)	6.9	4.9
200	104,623	(11,325)	(9.8)	7.4	5.9
100	112,616	(3,332)	(2.9)	7.8	6.9
Static	115,948			7.9	
(100)	113,002	(2,946)	(2.5)	7.6	6.9
(200)	111,260	(4,688)	(4.0)	7.3	5.9
(300)	103,611	(12,337)	(10.6)	6.8	4.9

As in the case with the Gap Table, certain shortcomings are inherent in the methodology used in the above interest rate risk measurements. Modeling changes in NPV require the making of certain assumptions, which may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. In this regard, the NPV model presented assumes that the composition of the Company's interest sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured and also assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration to maturity or repricing of specific assets and liabilities. Accordingly, although the NPV measurements and net interest income models provide an indication of the Company's interest rate risk exposure at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates on the Company's net interest income and will differ from actual results.

During 2002, the Company continued to follow its past practice of selling, while generally retaining the servicing rights, certain fixed-rate and adjustable-rate mortgage loans which were sold as whole loans. In conjunction with this mortgage banking activity, the Company uses forward contracts in order to reduce exposure to interest rate risk. The amount of forward coverage of the "pipeline" of mortgages is set on a day-to-day basis by an operating officer, within policy guidelines, based on the Company's assessment of the general direction of interest rates and the levels of mortgage origination activity. Forward Financial originates and sells, servicing released, substantially all of its consumer loans to various purchasers ("client lenders"). The client lenders impose their underwriting standards and if they consider an application satisfactory and accept it, the loan is approved for closing. In this manner, Forward Financial eliminates its exposure to interest rate risk with respect to loans sold as well as nearly all the credit risk.

Liquidity and Capital Resources

The primary source of cash flow for the Company is dividend payments from BFS and BNB, sales and maturities of investment securities and, to a lesser extent, earnings on deposits and dividends on equity securities held by the Company. Dividend payments by BFS and BNB have primarily been used to fund stock repurchase programs, pay dividends to stockholders, interest on trust preferred securities and other operating expenses of the Company. The ability of BFS and BNB to pay dividends and other capital distributions to the Company is generally limited by OTS and OCC regulations, respectively. Additionally, the OTS and OCC may prohibit the payment of dividends that are otherwise permissible by regulation for safety and soundness reasons. As of December 31, 2002, BFS and BNB had $18.9 million of dividends that could be paid to the Company without regulatory approval and the Company had $6.5 million of securities available for sale and $7.1 million of cash and cash equivalents. Any dividend by BFS or BNB beyond its current year net income combined with retained net income of the preceding two years would require notification to or approval of the OTS or the OCC. To the extent BFS or BNB were to apply for a dividend distribution to the Company in excess of the regulatory permitted dividend amounts, no assurances can be made such application would be approved by the regulatory authorities.

The Banks' primary sources of funds are deposits, (including brokered deposits), principal and interest payments on loans, sales of loans, investments, mortgage-backed and related securities and FHLB advances. While maturities and scheduled amortization of loans are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition. Management has maintained adequate liquidity so that it may invest any excess liquidity in higher yielding interest-earning assets or use such funds to repay higher cost FHLB advances. Neither the OTS nor the OCC provide specific guidance for liquidity ratios for BFS and BNB, respectively, but do require the Banks to maintain reasonable and prudent liquidity levels. Management believes such levels are being maintained.

The Company's and Banks' most liquid assets are cash, overnight federal funds sold, short-term investments and investments available for sale. The levels of these assets are dependent on the Company's operating, financing, lending and investing activities during any given period.

Liquid assets for the period indicated consisted of the following:

	December 31, 2002	December 31, 2001
Cash and cash equivalents	$ 74,672	$ 95,957
Investment securities available for sale	112,888	63,258
Mortgage-backed securities available for sale	114,515	94,922
Loans held for sale	31,614	24,612
Total liquid assets	$333,689	$278,749

The Banks have other sources of liquidity if a need for additional funds arises, including FHLB advances and wholesale-brokered deposits and repurchase agreements (collateralized borrowings). At December 31, 2002, the Banks had $426.6 million in advances outstanding from the FHLB and had, with existing collateral, an additional $106.1 million in overall borrowing capacity from the FHLB. Borrowing capacity can also be increased upon the delivery of mortgage notes on non owner-occupied one- to four-family loans, multi-family and commercial loans. The Banks generally avoid paying the highest deposit rates in their market and accordingly utilize alternative sources of funds such as FHLB advances and wholesale brokered deposits to supplement cash flow needs.

At December 31, 2002, the Banks had commitments to originate loans, unused outstanding lines of credit and standby letters of credit, totaling $237.9 million.

The following table lists the outstanding commitments by expiration date (in thousands):

	Total Commitments	Under 1 year	1-3 years	4-5 years	Over 5 years
To originate mortgage loans	$ 84,941	84,941	—	—	—
To originate business loans	1,607	1,607	—	—	—
Home equity lines	129,724	433	2,978	10,277	116,036
Business lines	18,457	1,434	—	—	17,023
Standby letters of credit	3,120	2,660	178	—	282
Total	$237,849	91,075	3,156	10,277	133,341

The following table sets forth contractual obligations by due periods (in thousands):

	Total	Under 1 year	1-3 years	4-5 years	Over 5 years
Long-term debt	$426,560	177,500	85,367	75,693	88,000
Corporation obligated mandatorily redeemable capital securities	32,000				32,000
Operating leases	7,167	1,342	2,090	2,090	1,645
Total obligations	$465,727	178,842	87,457	77,783	121,645

The Banks anticipate that they will have sufficient funds available to meet their current loan origination commitments. Certificate accounts, which are scheduled to mature in less than one year from December 31, 2002, totaled $227.9 million. The Banks expect that a substantial majority of the maturing certificate accounts will be retained by the Banks at maturity.

At the time of conversion, BFS established a liquidation account in an amount equal to its retained earnings as of June 30, 1995. The liquidation account is reduced to the extent that eligible account holders reduce their qualifying deposits. BFS is not permitted to declare or pay dividends on its capital stock, or repurchase any of its outstanding stock, if the effect thereof would cause its stockholders' equity to be reduced below the amount required for the liquidation account or applicable regulatory capital requirements. The balance of the liquidation account at December 31, 2002, was approximately $5.3 million.

The Company is required to maintain a ratio of capital to assets, on a consolidated basis, which is substantially equal to that required to be maintained by the Banks. At December 31, 2002, the consolidated Generally Accepted Accounting Principles ("GAAP") capital to assets ratio of the Company was 6.1% and its regulatory capital levels exceeded the minimum regulatory capital requirements for the Company. As of December 31, 2002, BFS exceeded all of its regulatory capital requirements with tangible, core, risk-based tier 1, and risk-based total capital ratios of 6.6%, 6.6%, 10.0% and 11.2%, respectively, compared to the minimum regulatory requirements for adequately capitalized levels of 2.0%, 4.0%, 4.0% and 8.0%, respectively. BNB also exceeded the minimum regulatory capital requirements for adequately capitalized levels with leverage capital, risk-based tier 1 capital and risk-based total capital ratios of 6.0%, 12.6% and 13.8%, respectively, compared to the minimum regulatory requirements for adequately capitalized levels of 4.0%, 4.0% and 8.0%, respectively.

Recent Accounting Pronouncements

In August 2001, the FASB issued Statement No. 144, *Accounting for Impairment or Disposal of Long-Lived Assets*. Statement No. 144 provides additional implementation guidance and supercedes Statement No. 121, *Accounting for the Impairment of Long-Lived assets and for Long-Lived Assets to Be Disposed Of.* It is effective for financial statements issued for fiscal years beginning after December 15, 2001. Statement No. 144 was adopted on January 1, 2002, with no impact on the financial condition or results of operations.

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation — Transition and Disclosure.* SFAS 148 amends SFAS No. 123, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. Companies are able to eliminate a "ramp-up" effect that the SFAS No. 123 transition rule creates in the year of adoption. Companies can choose to elect a method that will provide for comparability amongst years reported. In addition, this Statement amends the disclosure requirement of Statement 123 to require prominent disclosures in both annual and interim financial statements about the fair value based method of accounting for stock-based employee compensation and the effect of the method used on reported results.

FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,* considers standby letters of credit, excluding commercial letters of credit and other lines of credit, a guarantee of the Company. The Company enters into a standby letter of credit to guarantee performance of a customer to a third party. These guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved is represented by the contractual amounts of those instruments. Under the standby letters of credit, the Company is required to make payments to the beneficiary of the letters of credit upon request by the beneficiary so long as all performance criteria have been met. Most guarantees extend up to one year. At December 31, 2002, the maximum potential amount of future payments is $3.1 million. The collateral obtained is determined based upon management's credit evaluation of the customer and may include cash, accounts receivable, inventory, property, plant, and equipment and income-producing real estate. The recourse provisions of the agreements allow the Company to collect the cash used to collateralize the agreement. If another business asset is used as collateral and cash is not available, the Company creates a loan from the customer with the same criteria as its other lending activities. The Company's maximum potential loss of $3.1 million is covered by collateral. The fair value of the guarantees at December 31, 2002, and 2001, were not material nor reflected on the balance sheet.

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Independent Auditors' Report

The Board of Directors and Stockholders
BostonFed Bancorp, Inc.:

We have audited the accompanying consolidated balance sheets of BostonFed Bancorp, Inc. and its subsidiaries (the "Company") as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BostonFed Bancorp, Inc. and its subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets.*

KPMG LLP

Boston, Massachusetts
January 24, 2003, except for Note 11, as to which the date is March 6, 2003

BOSTONFED BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
December 31, 2002 and 2001

	2002	2001
	(In thousands, except share and per share amounts)	
ASSETS		
Cash and due from banks (note 1)	$ 48,595	47,799
Federal funds sold	25,900	47,888
Certificates of deposit	177	270
Total cash and cash equivalents	74,672	95,957
Investment securities available for sale (amortized cost of $112,056 for 2002 and $62,868 for 2001) (note 3)	112,888	63,258
Investment securities held to maturity (fair value of $2,576 for 2002 and $598 for 2001) (note 4)	2,524	554
Mortgage-backed securities available for sale (amortized cost of $113,550 for 2002 and $95,139 for 2001) (note 3)	114,515	94,922
Mortgage-backed securities held to maturity (fair value of $26,597 for 2002 and $41,547 for 2001) (note 4)	25,429	40,822
Loans held for sale	31,614	24,612
Loans, net of allowance for loan losses of $12,656 for 2002 and $12,328 for 2001 (notes 5 and 6)	1,071,356	1,055,798
Accrued interest receivable (note 7)	6,470	6,317
Stock in FHLB of Boston, at cost (note 10)	24,552	24,208
Bank-owned life insurance	24,316	23,078
Premises and equipment, net (note 8)	10,133	10,295
Real estate owned	1,026	—
Goodwill (note 1)	10,776	17,776
Deferred income tax asset, net (note 11)	2,633	854
Prepaid expenses and other assets	12,708	12,415
Total assets	$1,525,612	1,470,866
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Deposit accounts (note 9)	$ 960,278	884,516
Federal Home Loan Bank advances and other borrowings (note 10)	426,560	449,000
Corporation obligated mandatorily redeemable capital securities (note 13)	32,000	32,000
Advance payments by borrowers for taxes and insurance	2,317	2,614
Accrued expenses and other liabilities	11,484	9,348
Total liabilities	1,432,639	1,377,478
Commitments and contingencies (notes 3, 4, 5, 8, 14 and 15)		
Stockholders' equity (notes 2 and 12):		
Preferred stock, $.01 par value. Authorized 1,000,000 shares; none issued	—	—
Common stock, $.01 par value. Authorized 17,000,000 shares; 6,589,617 shares issued for 2002 and 2001	66	66
Additional paid-in capital	69,281	68,259
Retained earnings	64,242	64,702
Accumulated other comprehensive income	1,096	105
Treasury stock, at cost (2,164,269 and 2,138,964 shares for 2002 and 2001, respectively)	(41,698)	(39,158)
Unallocated ESOP shares	—	(529)
Unearned stock-based incentive plan	(14)	(57)
Total stockholders' equity	92,973	93,388
Total liabilities and stockholders' equity	$1,525,612	1,470,866

See accompanying notes to consolidated financial statements.

BOSTONFED BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31, 2002, 2001 and 2000

	2002	2001	2000
	(In thousands, except per share amounts)		
Interest income:			
Loans (note 5)	$73,418	81,914	80,960
Investment securities	4,011	5,150	6,024
Mortgage-backed securities	7,904	7,365	4,393
Federal funds sold	270	467	457
Total interest income	85,603	94,896	91,834
Interest expense:			
Deposit accounts (note 9)	22,341	30,103	31,725
Borrowed funds (note 10)	22,219	23,937	22,764
Corporation obligated mandatorily redeemable capital securities distributions (note 13)	3,529	3,522	1,137
Total interest expense	48,089	57,562	55,626
Net interest income	37,514	37,334	36,208
Provision for loan losses (note 6)	1,350	820	1,000
Net interest income after provision for loan losses	36,164	36,514	35,208
Non-interest income:			
Gain on sale of loans	12,657	10,625	9,009
Deposit service fees	3,038	2,476	1,961
Income from bank-owned life insurance (note 12)	1,238	1,255	1,267
Loan processing and servicing fees (note 5)	(3,989)	(275)	661
Gain on sale of investments (note 3)	387	690	5
Other	1,560	1,828	1,451
Total non-interest income	14,891	16,599	14,354
Non-interest expense:			
Compensation and benefits (note 12)	23,940	21,674	20,073
Occupancy and equipment	4,883	4,737	4,256
Data processing	1,775	1,685	1,513
Advertising expense	1,141	1,032	1,051
Deposit insurance premiums	159	167	164
Real estate operations	200	7	(257)
Goodwill impairment and amortization (note 1)	7,000	1,418	1,406
Legal settlements	1,250	—	—
Other	6,932	7,528	6,302
Total non-interest expense	47,280	38,248	34,508
Income before income taxes	3,775	14,865	15,054
Income tax expense (note 11)	1,387	5,209	5,344
Net income	$ 2,388	9,656	9,710
Basic earnings per share	$ 0.54	2.18	2.07
Diluted earnings per share	$ 0.51	2.05	2.01
Weighted average shares outstanding — basic	4,413	4,436	4,700
Weighted average shares outstanding — dilutive	4,676	4,702	4,827

See accompanying notes to consolidated financial statements.

BOSTONFED BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME
Years ended December 31, 2002, 2001 and 2000

	Shares of Common Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Treasury Stock	Unallocated ESOP Shares	Unearned Stock-Based Incentive Plan ("SIP")	Total Stockholders' Equity
	(In thousands, except per share amounts)								
Balance at December 31, 1999	6,590	$66	67,198	50,481	(1,485)	(28,532)	(1,663)	(361)	85,704
Common stock repurchased (332 shares at an average price of $17.71 per share)	—	—	—	—	—	(5,886)	—	—	(5,886)
Stock options exercised (8 shares at an average price of $13.06 per share, net of tax benefit)	—	—	(8)	—	—	137	—	—	129
Cash dividends declared and paid ($.52 per share)	—	—	—	(2,495)	—	—	—	—	(2,495)
Reduction in unallocated ESOP shares charged to expense	—	—	—	—	—	—	605	—	605
Appreciation in fair value of shares charged to expense for compensation plans	—	—	348	—	—	—	—	—	348
Earned portion of SIP shares charged to expense	—	—	—	—	—	—	—	225	225
Comprehensive income:									
Changes in net unrealized gain in investments available for sale, net	—	—	—	—	1,573	—	—	—	1,573
Net income	—	—	—	9,710	—	—	—	—	9,710
Comprehensive income									11,283
Balance at December 31, 2000	6,590	66	67,538	57,696	88	(34,281)	(1,058)	(136)	89,913
Common stock repurchased (308 shares at an average price of $22.45 per share)	—	$—	—	—	—	(6,907)	—	—	(6,907)
Stock options exercised (110 shares at an average price of $12.51 per share, net of tax benefit)	—	—	(256)	—	—	2,030	—	—	1,774
Cash dividends declared and paid ($.58 per share)	—	—	—	(2,650)	—	—	—	—	(2,650)
Reduction in unallocated ESOP shares charged to expense	—	—	—	—	—	—	529	—	529
Appreciation in fair value of shares charged to expense for compensation plans	—	—	684	—	—	—	—	—	684
Earned portion of SIP shares charged to expense	—	—	—	—	—	—	—	79	79
Tax benefit on SIP distribution	—	—	293	—	—	—	—	—	293

	Shares of Common Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Treasury Stock	Unallocated ESOP Shares	Unearned Stock-Based Incentive Plan ("SIP")	Total Stockholders' Equity
				(In thousands, except per share amounts)					
Comprehensive income:									
Changes in net unrealized gain in investments available for sale, net	—	—	—	—	17	—	—	—	17
Net income	—	—	—	9,656	—	—	—	—	9,656
Comprehensive income									9,673
Balance at December 31, 2001	6,590	66	68,259	64,702	105	(39,158)	(529)	(57)	93,388
Common stock repurchased (217 shares at an average price of $28.21 per share)	—	$—	—	—	—	(6,109)	—	—	(6,109)
Stock options exercised (191 shares at an average price of $14.86 per share, net of tax benefit)	—	—	(725)	—	—	3,569	—	—	2,844
Cash dividends declared and paid ($.63 per share)	—	—	—	(2,848)	—	—	—	—	(2,848)
Reduction in unallocated ESOP shares charged to expense	—	—	—	—	—	—	529	—	529
Appreciation in fair value of shares charged to expense for compensation plans	—	—	969	—	—	—	—	—	969
Earned portion of SIP shares charged to expense	—	—	—	—	—	—	—	43	43
Tax benefit on SIP distribution	—	—	778	—	—	—	—	—	778
Comprehensive income:									
Changes in net unrealized gain in investments available for sale, net	—	—	—	—	991	—	—	—	991
Net income	—	—	—	2,388	—	—	—	—	2,388
Comprehensive income									3,379
Balance at December 31, 2002	6,590	$66	69,281	64,242	1,096	(41,698)	—	(14)	92,973

See accompanying notes to consolidated financial statements.

BOSTONFED BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2002, 2001 and 2000

	2002	2001	2000
		(In thousands)	
Net cash flows from operating activities:			
Net income	$ 2,388	9,656	9,710
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation, amortization, impairment and accretion, net	8,862	2,817	2,670
Earned SIP shares	43	79	225
Reduction in unallocated ESOP shares	529	529	605
Appreciation in fair value of shares charged to expense for compensation plans	969	684	348
Income from bank-owned life insurance	(1,238)	(1,255)	(1,267)
Provision for loan losses	1,350	820	1,000
Provision for valuation allowance for real estate owned	200	—	7
Loans originated for sale	(757,990)	(592,310)	(259,134)
Proceeds from sale of loans	763,645	591,139	271,501
Gain on sale of investment securities	(387)	(690)	(5)
Deferred income tax (benefit) expense	(2,383)	571	221
Gain on sale of real estate acquired through foreclosure	—	—	(4)
Gain on sale of loans	(12,657)	(10,625)	(9,009)
Gain on sale of office premises	—	(217)	—
Increase (decrease) in accrued interest receivable	(153)	1,058	(1,108)
Increase (decrease) in prepaid expenses and other assets	456	(1,904)	(1,993)
Increase in accrued expenses and other liabilities	2,136	128	1,418
Net cash provided by operating activities	5,770	480	15,185
Cash flows from investing activities:			
Net cash paid for acquisitions	—	—	(975)
Proceeds from sales of investment securities available for sale	12,121	26,743	46
Proceeds from maturities of investment securities available for sale	2,003	25,412	6,000
Proceeds from maturities of investment securities held to maturity	25	1,750	—
Purchase of investment securities available for sale	(64,647)	(52,053)	(14,904)
Purchase of investment securities held to maturity	(1,996)	—	—
Purchase of mortgage-backed securities available for sale	(133,799)	(101,843)	(1,986)
Principal repayments of investments securities available-for-sale	1,606	1,217	628
Principal repayments on mortgage-backed securities held to maturity	15,380	14,439	9,620
Principal repayments on mortgage-backed securities available for sale	115,231	22,105	2,343
Increase in portfolio loans, net	(18,000)	(20,183)	(55,816)
Purchase of FHLB stock	(344)	(3,559)	(338)
Purchases of premises and equipment	(1,413)	(1,663)	(3,743)
Proceeds from sale of real estate owned	—	147	314
Proceeds from sale of office premises	—	790	—
Additional investment in real estate owned	(134)	(2)	(86)
Net cash used in investing activities	(73,967)	(86,700)	(58,897)

(Continued)

BOSTONFED BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2002, 2001 and 2000

	2002	2001	2000
		(In thousands)	
Cash flows from financing activities:			
Increase in deposits accounts	$ 75,762	34,869	79,598
Proceeds from corporation obligated mandatorily redeemable capital securities	—	—	32,000
Proceeds from Federal Home Loan Bank advances	380,356	510,078	476,199
Repayments of Federal Home Loan Bank advances	(402,796)	(405,412)	(516,365)
Proceeds from other borrowings	—	—	1,945
Repayments of other borrowings	—	—	(5,000)
Decrease in advanced payments by borrowers for taxes and insurance	(297)	(250)	(434)
Cash dividends paid	(2,848)	(2,650)	(2,495)
Common stock repurchased	(6,109)	(6,907)	(5,886)
Stock options exercised	2,844	1,774	129
Net cash provided by financing activities	46,912	131,502	59,691
Net (decrease) increase in cash and cash equivalents	(21,285)	45,282	15,979
Cash and cash equivalents at beginning of year	95,957	50,675	34,696
Cash and cash equivalents at end of year	$ 74,672	95,957	50,675
Supplemental disclosure of cash flow information:			
Payments during the year for:			
Interest	$ 48,515	54,187	55,475
Taxes	3,342	4,824	4,567
Supplemental schedule of noncash investing activities:			
Transfers of mortgage loans to real estate owned	1,092	—	—
Conversion of real estate loans to mortgage-backed securities held to maturity	—	—	50,975

See accompanying notes to consolidated financial statements.

(1) Summary of Significant Accounting Policies (Dollars in Thousands)

BostonFed Bancorp, Inc. (the "Company") is a bank holding company which is headquartered in Burlington, Massachusetts and provides a variety of loan and deposit services to its customers through a network of banking and finance locations. The Company's deposit gathering is concentrated in the communities surrounding its banking offices located in the greater Boston metropolitan area municipalities of Arlington, Bedford, Billerica, Boston, Burlington, Chelsea, Lexington, Peabody, Revere, Wellesley and Woburn.

The Company is subject to competition from other financial institutions including commercial banks, other savings banks, credit unions, mortgage banking companies and other financial service providers. The Company is subject to the regulations of, and periodic examination by the Federal Reserve Bank (FRB). Boston Federal Savings Bank ("BFS"), a federally-chartered stock savings bank, is subject to the regulations of, and periodic examination by, the Office of Thrift Supervision ("OTS"). Broadway National Bank ("BNB"), a national chartered commercial bank, is subject to the regulations of, and periodic examination by the Office of the Comptroller of the Currency ("OCC"). The Federal Deposit Insurance Corporation ("FDIC") insures the deposits of BFS through the Savings Association Insurance Fund ("SAIF") and insures the deposits of BNB through the Bank Insurance Fund ("BIF").

The Company acquired BNB effective the close of business February 7, 1997, which was accounted for using the purchase method of accounting. The Company acquired Diversified Ventures, Inc. d/b/a Forward Financial Company ("Forward Financial") and Ellsmere Insurance Agency, Inc. ("Ellsmere") effective the close of business December 7, 1999, which were also accounted for using the purchase method. Forward originates loans primarily directly with customers purchasing or refinancing manufactured homes, recreational vehicles, and boats and subsequently sells substantially all such loans. Forward Financial is a subsidiary of BFS and Ellsmere is a subsidiary of BNB.

In preparing these financial statements, management is required to make estimates that affect the reported amounts of assets and liabilities as of the dates of the balance sheets, and income and expense for the period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to change relate to the determination of the allowance for loan losses, valuation of originated mortgage servicing rights ("OMSRs") and goodwill impairment evaluation.

(a) Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries: Boston Federal Savings Bank, Broadway National Bank, B.F. Funding Corporation ("B.F. Funding"), BFD Preferred Capital Trust I, and BFD Preferred Capital Trust II.

Boston Federal Savings Bank includes its wholly owned subsidiaries, including Forward Financial Company. Broadway National Bank includes its wholly owned subsidiaries, including Ellsmere Insurance Agency, Inc. B.F. Funding is a business corporation formed at the direction of the Company under the laws of the Commonwealth of Massachusetts on August 25, 1995. B.F. Funding was established to lend funds to a Company sponsored employee stock ownership plan trust for the purchase of stock at the initial public offering. BFD Preferred Capital Trust I is a statutory business trust created under the laws of New York and BFD Preferred Capital Trust II is a statutory business trust created under the laws of Delaware. All significant intercompany accounts and transactions have been eliminated in consolidation. Certain amounts previously reported have been reclassified to conform to the current year's presentation.

(b) Cash and Due from Banks

BFS and BNB are required to maintain cash and reserve balances with the Federal Reserve Bank. Such reserve is calculated based upon certain deposit levels and amounted to $14,383 and $1,098 at BFS and BNB, respectively, at December 31, 2002. The reserves for BFS and BNB at December 31, 2001, were $15,974 and $2,585, respectively.

(c) Investment and Mortgage-backed Securities

Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held to maturity and reported at amortized cost; debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading and reported at fair value, with unrealized gains and losses included in earnings; and debt and equity securities not classified as either held to maturity or trading are classified as available for sale and reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders' equity, net of related income taxes.

Premiums and discounts on investment and mortgage-backed securities are amortized or accreted into income by use of the interest method adjusted for prepayments. If a decline in fair value below the amortized cost basis of an investment or mortgage-backed security is judged to be other than temporary, the cost basis of the investment is written down to fair value as a new cost basis and the amount of the write-down is included as a charge against income. Gains and losses on the sale of investment and mortgage-backed securities are recognized at the time of sale on a specific identification basis.

(d) Loans

Loans are reported at the principal amount outstanding, reduced by unamortized discounts and net deferred loan origination fees. Loans held for sale are carried at the lower of aggregate cost or market value, considering loan production and sales commitments and deferred fees. Generally, all longer term (typically mortgage loans with terms in excess of fifteen years) fixed-rate residential one to four family mortgage loans are originated for sale and adjustable-rate loans are originated both for portfolio and for sale. Occasionally, the Company originates long-term fixed-rate loans, which are designated for portfolio at the time of origination. Discounts and premiums on loans are recognized as income using the interest method over the remaining contractual term to maturity of the loans, adjusted for prepayments.

Loan origination fees are offset with related direct incremental loan origination costs and the resulting net amount is deferred and amortized to interest income over the contractual life of the associated loan using the interest method. Net deferred amounts on loans sold are included in determining the gain or loss on the sale when the related loans are sold.

The Company sells mortgage loans for cash proceeds approximately equal to the principal amount of loans sold, but with yields to investors that reflect current market rates. Gain or loss is recognized at the time of sale.

Capitalized mortgage servicing rights are recognized, based on the allocated fair value of the rights to service mortgage loans for others. Mortgage servicing rights are amortized to loan processing and servicing fee income using a method which approximates the level yield method in proportion to, and over the period of, estimated net servicing income. Mortgage servicing rights are assessed for impairment based on the fair value of those rights. Prepayment experience on mortgage servicing rights is reviewed periodically and, when actual repayments exceed estimated prepayments, the balance of the mortgage-servicing asset is adjusted by an impairment charge to earnings through a valuation allowance. The risk characteristics of the underlying loans used to measure impairment include interest rate and loan origination date.

Accrual of interest on loans is generally discontinued when collectibility of principal or interest is uncertain or payments of principal or interest have become contractually past due 90 days or more. Interest received on nonaccrual loans is applied against the principal balance and all amortization of deferred fees is discontinued. Accrual is generally not resumed until the loan is brought current, the loan becomes well secured and in the process of collection and, in either case, when concern no longer exists as to the collectibility of principal or interest.

(e) Allowance for Loan Losses

The Company maintains an allowance for losses that are inherent in the Company's loan portfolio. The allowance for loan losses is established through a provision for loan losses charged to operations. Loan losses are charged against the allowance when management determines that the collectibility of the loan principal is unlikely. Recoveries on loans previously charged off are credited to the allowance.

Management believes the allowance is adequate to absorb probable loan losses. Management's methodology to estimate loss exposure inherent in the portfolio includes an analysis of individual loans deemed to be impaired, reserve allocations for various loan types based on payment status or loss experience and an unallocated allowance that is maintained based on management's assessment of many factors including trends in loan delinquencies and charge-offs, current economic conditions and their effect on borrowers' ability to pay, underwriting standards by loan type, mix and balance of the portfolio, and the performance of individual loans in relation to contract terms. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for losses. Such agencies may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. Accordingly, the ultimate collectibility of a substantial portion of the Company's loan portfolio is affected by changes in market conditions.

Impaired loans are multi-family, commercial real estate, construction and business loans, for which it is probable that the Company will not be able to collect all amounts due in accordance with the contractual terms of the loan agreement. Impaired loans, except those loans that are accounted for at fair value or at lower of cost or fair value, are accounted for at the present value of the expected future cash flows discounted at the loan's effective interest rate, or as a practical expedient in the case of collateral dependent loans, the lower of the fair value of the collateral or the recorded amount of the loan. Management considers the payment status, net worth and earnings potential of the borrower, and the value and cash flow of the collateral as factors to determine if a loan will be paid in accordance with its contractual terms. Management does not set any minimum delay of payments as a factor in reviewing for impaired classification. Impaired loans are charged off when management believes that the collectibility of the loan's principal is remote. Classification of a loan as in-substance foreclosure is made only when a lender is in substantive possession of the collateral.

(f) Goodwill

On January 1, 2002, the Company adopted SFAS 142, *Goodwill and Other Intangible Assets* ("SFAS 142"). This statement addresses the method of identifying goodwill and other intangible assets acquired in a business combination and eliminated amortization of further goodwill. The statement requires an annual (or more often in certain circumstances) evaluation of goodwill balances for impairment. As a result of the Company's adoption of SFAS 142, the Company periodically assesses the carrying value of goodwill to determine whether there is any impairment. Given the continued downturn in the manufactured housing industry, budgeted sales targets were not met and budget forecasts were revised. The negative trends caused the Company to perform a discounted cash flow analysis, utilizing lowered expectations, and determined that an impairment loss was evident. During the third quarter of 2002, the Company recorded a $7.0 million write-down of goodwill associated with the purchase of Forward Financial, reducing the goodwill associated with that transaction to $7.8 million. At December 31, 2002 and 2001, total goodwill was $10.8 million and $17.8 million, respectively.

The following table adjusts net income and earnings per share for 2001 and 2000 as if SFAS 142 had been adopted at the beginning of 2000.

	2002	2001	2000
Reported net income	$2,388	9,656	9,710
Add back goodwill amortization (net of tax)	—	938	931
Adjusted net income	$2,388	10,594	10,641
Basic earnings per share	$ .54	2.18	2.07
Goodwill amortization (net of tax)	—	.21	.19
Adjusted basic earnings per share	$ .54	2.39	2.26
Diluted earnings per share	$ .51	2.05	2.01
Goodwill amortization (net of tax)	—	.20	.19
Adjusted diluted earnings per share	$ .51	2.25	2.20

(g) Premises and Equipment

Premises and equipment are recorded at cost, less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets (3 to 40 years). Amortization of leasehold improvements is provided over the life of the related leases by use of the straight-line method. Rental income on leased facilities is included as a reduction of occupancy and equipment expense.

(h) Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the accounting basis and the tax basis of the Company's assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled. The Company's deferred tax asset is reviewed periodically and adjustments to such asset are recognized as deferred income tax expense or benefit based on management's judgments relating to the realizability of such asset. A valuation allowance related to deferred tax assets is recognized when, in management's judgment, it is more likely than not that all, or a portion, of such deferred tax assets will not be realized.

(i) Pension

Pension cost is recognized over the employees' approximate service period.

(j) Employee Benefits

The Company measures compensation cost for stock-based compensation plans using the intrinsic value method. Intrinsic value is measured as the difference between the exercise price of options granted and the fair market value of the Company's stock at the grant date. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

Had the Company determined compensation expense consistent with the fair value approach, the Company's net income and earnings per share would have been reduced to the proforma amounts indicated below for the years ended December 31:

	2002	2001	2000
Net income as reported	$2,388	9,656	9,710
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effect	(145)	(301)	(544)
Pro forma net income	2,243	9,355	9,166
Basic earnings per share as reported	.54	2.18	2.07
Diluted earnings per share as reported	.51	2.05	2.01
Pro forma basic earnings per share	.51	2.11	1.95
Pro forma diluted earnings per share	.48	1.99	1.90

The per share weighted average fair value of stock options granted during 2002 was $6.03 per share determined using the Black-Scholes option pricing model with the following weighted average assumptions:

	2002	2001	2000
Expected dividend yield	2.50%	2.75%	3.00%
Risk-free interest rate	3.07%	4.85%	5.95%
Expected volatility	26.96%	33.66%	29.79%
Expected life (years)	5.0	6.5	5.8

(k) Transfers and Servicing of Assets and Extinguishments of Liabilities

The Company accounts and reports for transfers and servicing of financial assets and extinguishments of liabilities based on consistent application of a financial components approach that focuses on control. This approach distinguishes transfers of financial assets that are sales from transfers that are secured borrowings. After a transfer of financial assets, the Company recognizes all financial and servicing assets it controls and liabilities it has incurred and derecognizes financial assets it no longer controls and liabilities that have been extinguished. This financial components approach focuses on the assets and liabilities that exist after the transfer. Many of these assets and liabilities are components of financial assets that existed prior to the transfer. If a transfer does not meet the criteria for a sale, the Company accounts for a transfer as a secured borrowing with a pledge of collateral.

(l) Earnings Per Share

Basic earnings per share is computed by dividing net income by the weighted average number of shares of common stock outstanding during the year, adjusted for the weighted average number of unallocated shares held by the Employee Stock Ownership Plan (ESOP) and the 1996 Stock-Based Incentive Plan (SIP). Diluted earnings per share reflects the effect on weighted average shares outstanding of the number of additional shares outstanding if dilutive stock options were converted into common stock using the treasury stock method.

A reconciliation of the weighted average shares outstanding for the years ended December 31 follows:

	2002	2001	2000
Basic shares	$4,413	4,436	4,700
Dilutive impact of stock options	263	266	127
Diluted shares	$4,676	4,702	4,827

At December 31, 2002, there were 13,500 option shares with an exercise price of $27.51, which were not considered dilutive for purposes of earnings per share calculations.

(m) *Comprehensive Income*

Comprehensive income represents the change in equity of the Company during a period from transactions and other events and circumstances from non-shareholder sources. It includes all changes in equity during a period except those resulting from investments by and distributions to shareholders. The following table shows the components of other comprehensive income for the years ended December 31:

	2002	2001	2000
Net income	$2,388	9,656	9,710
Other comprehensive income, net of tax:			
Unrealized gains on securities:			
Unrealized holding gains arising during the period, net of tax of $(755), $(413), and $(561) for 2002, 2001, and 2000, respectively	1,227	466	1,576
Reclassification adjustment for (gains) included in net income, net of taxes of $151, $241, and $2 for 2002, 2001 and 2000, respectively	(236)	(449)	(3)
	991	17	1,573
Comprehensive income	$3,379	9,673	11,283

(n) *Recent Accounting Pronouncements*

In August 2001, the FASB issued Statement No. 144, *Accounting for Impairment or Disposal of Long-Lived Assets*. Statement No. 144 provides additional implementation guidance and supercedes Statement No. 121, *Accounting for the Impairment of Long-Lived assets and for Long-Lived Assets to Be Disposed Of.* It is effective for financial statements issued for fiscal years beginning after December 15, 2001. Statement No. 144 was adopted on January 1, 2002, with no impact on the financial condition or results of operations.

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation — Transition and Disclosure.* SFAS 148 amends SFAS No. 123, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. Companies are able to eliminate a "ramp-up" effect that the SFAS No. 123 transition rule creates in the year of adoption. Companies can choose to elect a method that will provide for comparability amongst years reported. In addition, this Statement amends the disclosure requirement of Statement 123 to require prominent disclosures in both annual and interim financial statements about the fair value based method of accounting for stock-based employee compensation and the effect of the method used on reported results.

FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,* considers standby letters of credit, excluding commercial letters of credit and other lines of credit, a guarantee of the Company. The Company enters into a standby letter of credit to guarantee performance of a customer to a third party. These guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved is represented by the contractual amounts of those instruments. Under the standby letters of credit, the Company is required to make payments to the beneficiary of the letters of credit upon request by the beneficiary so long as all performance criteria have been met. Most guarantees extend up to one year. At December 31, 2002, the maximum potential amount of future payments is $3.1 million. The collateral obtained is determined based upon management's credit evaluation of the customer and may include cash, accounts receivable, inventory, property, plant, and equipment and income-producing real estate. The recourse provisions of the agreements allow the Company to collect the cash used to collateralize the agreement. If another business asset is used as collateral and cash is not available, the Company creates a loan from the customer with the same criteria as its other lending activities. The Company's maximum potential loss of $3.1 million is covered by collateral. The fair value of the guarantees at December 31, 2002, and 2001 were not material nor reflected on the balance sheet.

(2) Stockholders' Equity (Dollars in Thousands)

The Company may not declare or pay dividends on its stock if such declaration and payment would violate statutory or regulatory requirements.

In addition to the 17,000,000 authorized shares of common stock, the Company has authorized 1,000,000 shares of preferred stock with a par value of $0.01 per share (the Preferred Stock). The Board of Directors is authorized, subject to any limitations by law, to provide for the issuance of the shares of preferred stock in series, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences, and rights of the shares of each such series and any qualifications, limitations or restrictions thereof. As of December 31, 2002 and 2001, there were no shares of preferred stock issued.

The Company, BFS and BNB are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company, BFS and BNB must meet specific capital guidelines that involve quantitative measures of BFS's and BNB's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. BFS's and BNB's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require BFS and BNB to maintain minimum amounts and ratios (set forth in the table below) of risk-weighted, core and tangible capital (as defined). Management represents, as of December 31, 2002, that BFS and BNB meet all capital adequacy requirements to which they are subject.

As of December 31, 2002, BFS and BNB are categorized as "well capitalized" based on the most recent notifications from the OTS and OCC, based on regulatory definitions. Under "capital adequacy" guidelines and the regulatory framework to be categorized as "well capitalized" BFS and BNB must maintain minimum risk-weighted capital, core capital, leverage, and tangible ratios as set forth in the table. These regulatory capital requirements are set forth in terms of (1) Risk-based Total Capital (Total Capital to Risk Weighted Assets), (2) Core Capital (Tier I Capital to Adjusted Tangible Assets), (3) Risk-based Tier I Capital (Tier I Capital to Risk Weighted Assets), (4) Tangible Capital (Tier I Capital to Tangible Assets), and (5) Leverage Capital (Tier I Capital to Average Assets).

The Company's, BFS's and BNB's actual capital amounts and ratios are presented in the table below.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Regulatory Definitions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
As of December 31, 2002:						
Risk-based Total Capital						
Company Consolidated	$125,270	12.9%	$78,018	8.0%	$97,523	10.0%
BFS	100,678	11.2	71,886	8.0	89,857	10.0
BNB	11,174	13.8	6,464	8.0	8,080	10.0
Core Capital:						
BFS	89,441	6.6	54,102	4.0	67,628	5.0
Risk-based Tier I Capital:						
Company Consolidated	111,691	11.5	39,009	4.0	58,514	6.0
BFS	89,441	10.0	35,943	4.0	53,914	6.0
BNB	10,172	12.6	3,232	4.0	4,848	6.0
Tangible Capital:						
BFS	89,441	6.6	27,051	2.0	67,628	5.0
Leverage Capital:						
Company Consolidated	111,691	7.4	60,820	4.0	76,025	5.0
BNB	10,172	6.0	6,750	4.0	8,437	5.0
As of December 31, 2001:						
Risk-based Total Capital						
Company Consolidated	$118,631	13.4%	$70,699	8.0%	$88,374	10.0%
BFS	90,800	11.7	62,294	8.0	77,868	10.0
BNB	10,515	13.4	6,273	8.0	7,841	10.0
Core Capital:						
BFS	81,059	6.3	51,565	4.0	64,456	5.0
Risk-based Tier I Capital:						
Company Consolidated	106,683	12.1	35,350	4.0	53,024	6.0
BFS	81,059	10.4	31,147	4.0	46,721	6.0
BNB	9,553	12.2	3,136	4.0	4,705	6.0
Tangible Capital:						
BFS	81,059	6.3	25,782	2.0	64,456	5.0
Leverage Capital:						
Company Consolidated	106,683	7.4	58,081	4.0	72,601	5.0
BNB	9,553	5.9	6,506	4.0	8,132	5.0

At December 31, 2002 and 2001, the consolidated capital to assets ratios were 6.1% and 6.3%, respectively, as measured by generally accepted accounting principles. During 2002, the Company's Board of Directors approved the tenth 5% repurchase program in the amount of 222,971 shares of its outstanding common shares. The Company plans to hold the repurchased shares as treasury stock to be used for general company purposes. During the year ended December 31, 2002, 35,587 shares were repurchased under the current program and 180,955 shares under the previous program.

Prior to the Company's initial public offering, in order to grant priority to eligible depositors, BFS established a liquidation account at the time of conversion in an amount equal to the retained earnings of BFS as of the date of its latest balance sheet date, June 30, 1995, contained in the final Prospectus used in connection with the Conversion. In the unlikely event of a complete liquidation of BFS (and only in such an event), eligible depositors who continue to maintain accounts at BFS shall be entitled to receive a distribution from the liquidation account. The total amount of the liquidation account is decreased if the balances of eligible depositors decrease on the annual determination dates. The liquidation account approximated $5.3 million (unaudited) and $6.0 million (unaudited) at December 31, 2002 and 2001, respectively.

(3) Investment and Mortgage-Backed Securities Available for Sale (Dollars In Thousands)

The amortized cost and fair values of investment and mortgage-backed securities available for sale are shown below by contractual maturity:

	December 31, 2002			
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Investment securities:				
U.S. government, federal agency and other obligations:				
Maturing within 1 year	$ 2,514	8	(1)	2,521
Maturing after 1 year but within 5 years	10,851	217	—	11,068
Maturing after 5 years but within 10 years	6,931	144	—	7,075
Maturing after 10 years	14,126	437	(21)	14,542
	34,422	806	(22)	35,206
Mutual funds	75,240	120	(37)	75,323
Other marketable equity securities	2,394	83	(118)	2,359
	77,634	203	(155)	77,682
Total investment securities	$112,056	1,009	(177)	112,888

	December 31, 2002			
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Mortgage-backed securities:				
Maturing after 1 year but within 5 years	$ 270	9	—	279
Maturing after 5 years but within 10 years	16,442	63	(28)	16,477
Maturing after 10 years	96,838	980	(59)	97,759
	$113,550	1,052	(87)	114,515

	December 31, 2001			
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Investment securities:				
U.S. government, federal agency and other obligations:				
Maturing within 1 year	$ 998	17	—	1,015
Maturing after 1 year but within 5 years	1,264	10	—	1,274
Maturing after 5 years but within 10 years	7,819	200	—	8,019
Maturing after 10 years	14,794	56	(108)	14,742
	24,875	283	(108)	25,050
Mutual funds	37,980	238	(23)	38,195
Other marketable equity securities	13	—	—	13
	37,993	238	(23)	38,208
Total investment securities	$62,868	521	(131)	63,258

	December 31, 2001			
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Mortgage-backed securities:				
Maturing within 1 year	$ 1,453	—	(3)	1,450
Maturing after 1 year but within 5 years	1,092	28	—	1,120
Maturing after 5 years but within 10 years	3,955	34	(32)	3,957
Maturing after 10 years	88,639	456	(700)	88,395
Total mortgage-backed securities	$95,139	518	(735)	94,922

Maturities of mortgage-backed securities are shown at final contractual maturity but are expected to have shorter lives because borrowers have the right to prepay obligations without prepayment penalties.

Included in U.S. government, federal agency and other obligations are investments that can be called prior to final maturity with an amortized cost of $6,000 and a fair value of $6,137 at December 31, 2002.

The composition by issuer of mortgage-backed securities available for sale follows:

	December 31,			
	2002		2001	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
FHLMC	$ 79,424	79,870	62,952	62,634
FNMA	28,091	28,564	11,904	11,869
GNMA	5,058	5,101	6,237	6,196
Privately issued collateralized mortgage obligations	977	980	14,046	14,223
	$113,550	114,515	95,139	94,922

Proceeds from the sale of investment securities and mortgage-backed securities available for sale amounted to $12,121, $26,743, and $46, in 2002, 2001, and 2000, respectively. Realized losses on investment securities and mortgage-backed securities available for sale were $3, $186 and $0 in 2002, 2001 and 2000, respectively. Realized gains amounted to $390, $876 and $5 in 2002, 2001 and 2000, respectively.

(4) Investment and Mortgage-Backed Securities Held to Maturity (Dollars In Thousands)

The amortized cost and fair values of investment and mortgage-backed securities held to maturity are shown below by contractual maturity.

	December 31, 2002			
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Investment securities:				
U.S. government, federal agency and other obligations:				
Maturing within 1 year	$ 503	38	—	541
Maturing after 1 year but within 5 years	2,021	14	—	2,035
Total investment securities	$ 2,524	52	—	2,576
Mortgage-backed securities:				
Maturing after 1 year but within 5 years	$ 580	37	—	617
Maturing after 5 years but within 10 years	13,666	721	—	14,387
Maturing after 10 years	11,183	410	—	11,593
Total mortgage-backed securities	$25,429	1,168	—	26,597

	December 31, 2001			
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Investment securities:				
U.S. government, federal agency and other obligations:				
Maturing within 1 year	$ 529	44	—	573
Maturing after 1 year but within 5 years	25	—	—	25
Total investment securities	$ 554	44	—	598
Mortgage-backed securities:				
Maturing within 1 year	$ 173	3	—	176
Maturing after 1 year but within 5 years	687	41	—	728
Maturing after 5 years but within 10 years	20,306	270	(40)	20,536
Maturing after 10 years	19,656	451	—	20,107
Total mortgage-backed securities	$40,822	765	(40)	41,547

Maturities of mortgage-backed securities are shown at final contractual maturity but are expected to have shorter lives because borrowers have the right to prepay obligations without prepayment penalties.

At December 31, 2002, a U.S. agency note with an amortized cost of $500 and a fair value of $516 was pledged to secure certain of BFS's recourse liabilities relating to loans sold as described in note 5.

Included in U.S. government, federal agency and other obligations are investments that can be called prior to final maturity with an amortized cost of $500 and a fair value of $516 at December 31, 2002.

The composition by issuer of mortgage-backed securities held to maturity follows:

	December 31,			
	2002		2001	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
FHLMC	$20,518	21,534	33,401	33,919
FNMA	—	—	45	47
GNMA	4,911	5,063	7,376	7,581
	$25,429	26,597	40,822	41,547

(5) Loans (Dollars In Thousands)

The Company's primary banking activities are conducted principally in eastern Massachusetts. The Company grants single-family and multi-family residential loans, commercial real estate loans, business loans and a variety of consumer loans. In addition, the Company grants loans for the construction of residential homes, multi-family properties, commercial real estate properties and for land development. Except for consumer loans processed by Forward Financial, the vast majority of the loans granted by the Company are secured by real estate collateral. Through BFS' subsidiary, Forward Financial, the Company originates loans, primarily directly with the consumer, on manufactured housing, recreational vehicles and boats in approximately one-half the states across the United States. Forward Financial sells substantially all of the loans it originates. The ability and willingness of the one to four family residential and consumer borrowers to honor their repayment commitments is generally dependent, among other things, on the level of overall economic activity within the borrowers' geographic areas and real estate values. The ability and willingness of commercial real estate, commercial and construction loan borrowers to honor their repayment commitments is generally affected by the health of business in the economy and in the real estate sector in particular, in the borrowers' geographic areas.

The Company's loan portfolio was comprised of the following at December 31:

	2002	2001
Mortgage loans:		
Residential one- to four-family	$ 731,552	763,599
Multi-family	21,056	25,904
Construction and land	124,071	99,337
Commercial real estate	96,526	107,767
	973,205	996,607
Consumer and other loans:		
Home equity and improvement	94,855	66,539
Secured by deposits	466	678
Consumer	3,768	3,439
Business	32,792	28,103
	131,881	98,759
Total loans, gross	1,105,086	1,095,366
Less:		
Allowance for loan losses	(12,656)	(12,328)
Construction loans in process	(24,832)	(30,264)
Net unearned premium (discount) on loans purchased	36	48
Deferred loan origination costs	3,722	2,976
Loan, net	$1,071,356	1,055,798

The Company services mortgage loans for investors which are not included in the accompanying consolidated balance sheets totaling approximately $1,084,797 and $974,221 at December 31, 2002 and 2001, respectively.

A summary of the activity of the originated mortgage servicing rights, which is included as a component of other assets, for the years ended December 31 follows:

	2002	2001	2000
Balance, beginning of year	$ 6,907	5,068	5,080
Capitalized mortgage servicing rights	6,968	4,652	1,598
Amortization and impairment	(6,958)	(2,813)	(1,610)
Balance, end of year	$ 6,917	6,907	5,068

The Company has determined that the fair value of mortgage servicing rights at December 31, 2002, approximates their carrying amount. Capitalized mortgage servicing rights are periodically evaluated for impairment. Adjustments to the carrying value are included in amortization expense. The balance of the valuation allowance for mortgage servicing rights, which was established at December 31, 2002, amounted to $2,513.

Regulatory limits for loans to one borrower are limited to 15% of capital and applicable allowance for loan losses. These regulatory limits for BFS and BNB, at December 31, 2002, are $15.3 million and $1.7 million, respectively. BFS and BNB did not have any borrower relationship, net of participation with other financial institutions, which exceeded the regulatory limit at December 31, 2002.

In the ordinary course of business, the Company makes loans to its directors and senior officers and their related interests at substantially the same terms prevailing at the time of origination for comparable transactions with borrowers. The following is a summary of related party loan activity:

	2002	2001
Balance, beginning of year	$1,114	759
Originations	852	867
Payments	(795)	(561)
Other changes	72	49
Balance, end of year	$1,243	1,114

At December 31, 2002 and 2001, total impaired loans were $8.4 million and $216, respectively. In the opinion of management, specific valuation allowances totaling $225 were established (after charge-offs of $925,000) for $6.0 million of the impaired loans at December 31, 2002, and no reserves were required for the remaining $2.4 million of impaired loans. No reserves were required on the $216 of impaired loans at December 31, 2001. The average recorded value of impaired loans was $4.3 million in 2002, $211 in 2001 and $228 during 2000. The Company follows the same policy for recognition of income on impaired loans as it does for nonaccrual loans. At December 31, 2002 and 2001, there were no commitments to lend additional funds to those borrowers whose loans were classified as impaired.

The following table summarizes information regarding the reduction of interest income on impaired loans for the year ended December 31:

	2002	2001	2000
Income in accordance with original terms	$840	14	15
Income recognized	720	14	15
Foregone interest income during year	$120	—	—

Nonaccrual loans at December 31, 2002 and 2001 were $5,497 and $1,157, respectively.

The following table summarizes information regarding the reduction in interest income on nonaccrual loans for the year ended December 31:

	2002	2001	2000
Income in accordance with original terms	$641	91	83
Income recognized	469	59	43
Foregone interest income during year	$172	32	40

(6) Allowance for Loan Losses (Dollars In Thousands)

The following is a summary of the activity in the allowance for loan losses for the years ended December 31:

	2002	2001	2000
Balance, beginning of year	$12,328	11,381	10,654
Provision charged to income	1,350	820	1,000
Recoveries	359	361	181
Charge-offs	(1,381)	(234)	(454)
Balance, end of year	$12,656	12,328	11,381

(7) Accrued Interest Receivable (Dollars In Thousands)

Accrued interest receivable as of December 31 is presented in the following table:

	2002	2001
Investment and mortgage-backed securities	$1,267	1,172
Loans	5,203	5,145
	$6,470	6,317

(8) Premises and Equipment (Dollars In Thousands)

A summary of the cost, accumulated depreciation and amortization of land, buildings and equipment is as follows at December 31:

	2002	2001
Land	$ 2,429	2,429
Buildings	6,140	5,983
Furniture, fixtures and equipment	12,879	11,624
Leasehold improvements	1,925	1,937
	23,373	21,973
Less accumulated depreciation and amortization	(13,240)	(11,678)
	$ 10,133	10,295

Depreciation expense for the years ended December 31, 2002, 2001 and 2000 was $1,576, $1,442 and $1,308, respectively.

The Company presently leases office space at four locations and land in one location to which it is committed to minimum annual rentals plus lease escalations. Such leases expire at various dates with options to renew. Minimum future rental expense is as follows:

Years ended December 31:	
2003	$1,342
2004	1,045
2005	1,045
2006	1,045
2007 and thereafter	2,690
	$7,167

Rent expense was $1,812 in 2002, $1,776 in 2001 and $1,703 in 2000.

The Company leases, as lessor, office space at two of its branch locations. The leases expire at various dates with options to renew. Minimum future rental income is as follows:

Years ended December 31:	
2003	$177
2004	154
2005	110
2006	52
2007 and thereafter	—
	$493

Rental income was $178, $185 and $198 in 2002, 2001, and 2000, respectively.

(9) Deposit Accounts (Dollars in Thousands)

A summary of deposit balances by type is as follows at December 31:

	2002	2001
NOW	$150,342	138,528
Regular and statement savings	218,133	180,966
Money market	62,530	58,133
Demand deposits and official checks	107,154	110,776
Total non-certificate accounts	538,159	488,403
Certificate accounts:		
3 to 6 months	52,164	65,507
1 to 3 year	246,636	233,275
Greater than 3 years	75,987	53,701
IRA/Keogh	47,332	43,630
Total certificate accounts	422,119	396,113
	$960,278	884,516
Expected maturity of certificate accounts:		
Within one year	$227,898	247,745
One to two years	99,230	79,236
Two to three years	53,250	38,611
Over three years	41,741	30,521
	$422,119	396,113

Aggregate amount of certificate accounts of $100 or more were $53,700 and $58,200 at December 31, 2002 and 2001, respectively. Deposit amounts in excess of $100 are not federally insured.

Interest expense on deposits consisted of the following for the years ended December 31:

	2002	2001	2000
NOW	$ 447	735	899
Regular and statement savings	2,838	4,104	4,476
Money market	946	1,380	1,597
Certificate accounts	18,110	23,884	24,753
	$22,341	30,103	31,725

The Company had $132,709 and $91,892 of brokered deposits with a weighted average rate of 5.39% and 6.89% at December 31, 2002 and 2001, respectively. Brokered deposits of $29,928, $56,340, $26,679, and $19,762 mature in 2003, 2004, 2005 and 2006, respectively.

(10) Federal Home Loan Bank (FHLB) of Boston Advances and Other Borrowings (Dollars in Thousands)

A summary of FHLB advances at December 31 follows:

	2002			2001		
	Scheduled Maturity	Redeemable at Initial Call Date(1)	Weighted Average Rate(2)	Scheduled Maturity	Redeemable at Initial Call Date(1)	Weighted Average Rate(2)
Within 1 Year	$177,500	324,500	3.80%	$158,000	260,000	5.27%
Over 1 year to 2 years	59,500	39,500	4.09	92,000	117,000	5.58
Over 2 year to 3 years	25,867	25,867	5.66	57,000	27,000	4.21
Over 3 year to 5 years	75,693	16,693	4.62	32,000	15,000	5.62
Over 5 years	88,000	20,000	5.23	110,000	30,000	5.52
	$426,560	426,560	4.39%	$449,000	449,000	5.29%

(1) Callable FHLB advances are shown in the respective periods assuming that the callable debt is redeemed at the initial call date while all other advances are shown in the periods corresponding to their scheduled maturity date.

(2) Weighted average rate based on scheduled maturity dates.

The advances are secured by FHLB of Boston stock and a blanket lien on certain qualified collateral. The amount of advances is principally limited to 90% of the market value of U.S. Government and federal agency obligations and 75% of the carrying value of first mortgage loans on owner-occupied residential property. Applying these ratios, and other ratios on other qualifying collateral, the Company's overall current borrowing capacity was approximately $532,652 and $527,672 at December 31, 2002 and 2001, respectively. Borrowing capacity can also be increased upon the delivery of mortgage notes on non owner-occupied one to four-family loans, multi-family and commercial loans.

As a member of the FHLB of Boston, the Company is required to maintain a minimum investment in the capital stock of the Federal Home Loan Bank of Boston, at cost, in an amount not less than 1% of its outstanding home loans or 1/20 of its outstanding notes payable to the Federal Home Loan Bank of Boston, whichever is greater. The investment exceeds the required level by approximately $2,566 and $909 at December 31, 2002 and 2001, respectively. Any excess may be redeemed by the Company or called by FHLB of Boston at par. Recent legislation has changed the structure of the Federal Home Loan Banks' funding obligations, revised the capital structure of the Federal Home Loan Banks and implemented entirely voluntary membership of Federal Home Loan Banks. Management cannot predict the effect that these changes may have with respect to its Federal Home Loan Bank membership.

Interest expense on FHLB advances was $22,104 in 2002, $23,885 in 2001 and $22,476 in 2000.

The Company maintains a $5.0 million line of credit from a financial institution, which can be used for general corporate purposes. There was no outstanding balance on the line of credit at December 31, 2002 and 2001.

(11) Income Taxes (Dollars In Thousands)

An analysis of the current and deferred federal and state income tax expense follows:

	2002	2001	2000
Current income tax expense:			
Federal	$ 3,558	4,462	4,729
State	212	176	394
Total current expense	3,770	4,638	5,123
Deferred income tax expense:			
Federal	(2,430)	404	166
State	47	167	55
Total deferred expense	(2,383)	571	221
Total income tax expense	$ 1,387	5,209	5,344

The temporary differences (the difference between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases) that give rise to significant portions of the deferred tax asset and liability are as follows at December 31:

	2002	2001
Deferred tax assets:		
Allowance for loan losses	$5,591	5,156
Valuation for Real Estate Owned	70	—
Deferred compensation	57	42
Goodwill	2,051	—
Mark to market — Loans Held for Sale	116	27
Depreciation	126	109
Other	—	8
Gross deferred assets	8,011	5,342
Deferred liabilities:		
Premium on loans sold	2,893	2,907
Deferred loan fees	1,465	1,155
Premises and equipment	319	329
Unrealized gain on securities available for sale	701	97
Gross deferred liabilities	5,378	4,488
Net deferred tax asset	$2,633	854

At December 31, 2002 and 2001, the net deferred tax asset is supported by recoverable income taxes. For the year ended December 31, 2002, the Company generated approximately $8,600 of taxable income. In addition, management believes that existing net deductible temporary differences which give rise to the net deferred tax asset will reverse during periods in which the Company generates net taxable income. Factors beyond management's control, such as the general state of the economy and real estate values, can affect future levels of taxable income and no assurance can be given that sufficient taxable income will be generated to fully absorb gross deductible temporary differences. Management believes it is more likely than not that the net deferred tax asset will be realized.

As a result of the Tax Reform Act of 1996, the special tax bad debt provisions were amended to eliminate the reserve method for the Company's subsidiary, BFS. However, the base year reserve of approximately $13,300 remains subject to recapture in the event that BFS makes "non-dividend distributions" to the Company in excess of its earnings and profits or redeems its stock. Non-dividend distributions include distributions in excess of BFS' current and accumulated earnings and profits, as calculated for federal income tax purposes, distributions in redemption of stock, and distributions in partial or complete liquidation. Dividends paid out of BFS' current or accumulated earnings and profits will not be so included in BFS' income.

A reconciliation between the amount of total tax expense and expected tax expense, computed by applying the federal statutory rate to income before taxes, follows:

	2002	2001	2000
Computed expected expense at statutory rate	$1,321	5,202	5,141
Items affecting federal income tax rate:			
State income tax, net of federal income tax benefit	169	223	296
Allocated ESOP share appreciation	248	170	66
Bank-owned life insurance	(433)	(439)	(433)
Other	82	53	274
Effective income tax expense	$1,387	5,209	5,344
Effective income tax rate	36.8%	35.0%	35.5%

The Company announced on March 6, 2003, that it will record a provision in the first quarter of 2003 of approximately $4.6 million for additional state taxes, including interest (approximately $3.0 million, net after any federal tax deduction associated with such taxes and interest), relating to the deduction for dividends received from real estate investment trust subsidiaries ("REITs") for the 1999 through 2002 fiscal years, thus reducing earnings for the first quarter of 2003 by the net after tax amount. The provision relates to new legislation signed by the Governor of Massachusetts on March 5, 2003, that amends Massachusetts' law to expressly disallow the deduction for dividends received from a REIT. This amendment applies retroactively to tax years ending on or after December 31, 1999. The Company believes that this new legislation would apply to numerous financial institutions in Massachusetts. As a result of the new legislation, the Company will also cease recording the tax benefits associated with the dividend received deduction, effective for the 2003 tax year. The Company believes that the legislation will be challenged, especially the retroactive provisions, on constitutional and other grounds. The Company would support such a challenge and otherwise intends to vigorously defend its position.

(12) Employee Benefits (Dollars in Thousands, Except Share Amounts)

(a) Employee Stock Ownership Plan

The Company maintains an Employee Stock Ownership Plan (ESOP), which is designed to provide retirement benefits for eligible employees of BFS. Beginning in 2001, the ESOP allocation was distributed in a manner, which also provided retirement benefits to eligible employees of BNB and Forward Financial. Because the Plan invests primarily in the stock of the Company, it will also give eligible employees an opportunity to acquire an ownership interest in the Company. Employees are eligible to participate in the Plan after reaching age twenty-one, completing one year of service and working at least one thousand hours of consecutive service during the previous year. Contributions are allocated to eligible participants on the basis of compensation.

The Company issued a total of 529,000 shares to the ESOP at a total purchase price of $5,290. The purchase was made from the proceeds of a $5,290 loan from B.F. Funding Corporation, a wholly owned subsidiary of the Company, bearing interest at the prime rate. Repayment of the loan is secured by contributions BFS is obliged to make under a contribution agreement with the ESOP. BFS made contributions to the ESOP totaling $529 in 2002, $529 in 2001 and $605 in 2000 to enable the ESOP to make principal payments on the loan. The amount contributed was charged to compensation and benefits expense. The Company recognized $969 in 2002, $684 in 2001 and $348 in 2000 in compensation and benefit expense and an increase in additional paid-in capital related to the appreciation in the fair value of allocated ESOP shares. The balance of the loan was repaid at the end of 2002, principally with funds from BFS's, BNB's and Forward Financial's contributions to ESOP, which are subject to IRS limitations.

Shares used as collateral to secure the loan are released and available for allocation to eligible employees as the principal balance of the loan is repaid. Employees vest in their ESOP account at a rate of

33 1/3% annually commencing after the completion of one year of credited service or immediately if service was terminated due to death, retirement, disability, or change in control. Dividends on released shares are credited to the participants' ESOP accounts.

At December 31, 2002, 2001 and 2000, shares held in suspense to be released annually as the loan is paid down amounted to 0, 52,920 and 105,839, respectively. Additionally, at December 31, 2002, 2001 and 2000, a total of 34,633, 32,655 and 29,170 shares, respectively, were held in suspense, representing shares acquired with the proceeds of dividends paid on unallocated ESOP shares. The fair value of all unallocated ESOP shares was $925, $2,062 and $2,819 at December 31, 2002, 2001 and 2000, respectively. Dividends on ESOP shares are charged to retained earnings and ESOP shares committed-to-be released are considered outstanding in determining earnings per share.

(b) 1996 Stock-Based Incentive Plan

The Company maintains a Stock-Based Incentive Plan (SIP). The objective of the SIP is to enable the Company to provide officers and directors with a proprietary interest in the Company as an incentive to encourage such persons to remain with the Company. In 1996, the SIP acquired 263,584 shares in the open market at an average price of $12.255 per share and has since acquired additional shares with the proceeds of dividends. These original acquisition shares represent deferred compensation, which is initially recorded as a reduction in stockholders' equity and charged to compensation expense over the vesting period of the award. Upon vesting, shares acquired from dividends are distributed pro-rata to recipients of awards.

Awards are granted in the form of common stock held by the SIP. A total of 242,500 shares were awarded on April 30, 1996, a total of 8,584 shares were awarded on October 15, 1996 and 7,500 shares were awarded on February 17, 2000. During 2001 a total of 6,000 shares were awarded and in 2002, 1,000 shares were awarded, some of which were shares acquired with accumulated dividends. Awards outstanding vest in five annual installments generally commencing one year from the date of the award. As of December 31, 2002, all shares have been awarded under the SIP.

Compensation expense in the amount of the fair value of the stock at the date of the grant, will be recognized over the applicable service period for the portion of each award that vests equally over a five-year period. The Company recognized $43, $79 and $225 related to the original cost of earned shares in compensation and benefit expense in 2002, 2001 and 2000, respectively.

A recipient will be entitled to all voting and other stockholder rights. The awarded, but unvested SIP shares are considered outstanding in the calculation of earnings per share, whereas the unawarded SIP shares are not.

(c) Stock Option Plans

The Company adopted a stock option plan in 1996 (the 1996 Plan) for officers, key employees and directors. Pursuant to the terms of the 1996 plan, the number of common shares reserved for issuance is 658,961, all of which have been awarded. All options have been issued at not less than fair market value at the date of the grant and expire in 10 years from the date of the grant. All stock options granted vest over a five-year period from the date of grant. During 1997, the Company adopted the 1997 stock option plan (the 1997 Plan). Pursuant to the terms of the 1997 plan, 250,000 common shares are reserved for issuance of which 24,600 remain unawarded. During 2002, the Company granted employees options to purchase 13,500 shares of common stock at $27.51. During 2001, the Company granted employees options to purchase 27,000 shares of common stock at between $21.80 and $23.65 per share.

A summary of option activity follows:

	2002		2001	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Balance, beginning of year	754,863	$14.80	838,661	$14.26
Granted	13,500	27.51	27,000	22.28
Forfeited	(7,500)	22.46	(1,000)	18.82
Exercised	(191,237)	14.86	(109,798)	12.51
Balance, end of year	569,626	$14.97	754,863	$14.80
Options exercisable	493,826	$14.23	636,671	$14.11

	2000	
	Number of Shares	Weighted Average Exercise Price
Balance, beginning of year	809,461	$14.12
Granted	38,000	16.98
Forfeited	(1,000)	18.82
Exercised	(7,800)	13.06
Balance, end of year	838,661	$14.26
Options exercisable	576,277	$13.76

A summary of options outstanding and exercisable by price range as of December 31 follows:

Options Outstanding			Options Exercisable	
Outstanding as of December 31, 2002	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Exercisable as of December 31, 2002	Weighted Average Exercise Price
336,576	3.3	$12.44	336,576	$12.44
2,000	3.8	13.44	2,000	13.44
7,500	3.9	14.82	7,500	14.82
69,150	4.5	18.82	69,150	18.82
3,400	4.9	19.75	3,400	19.75
11,500	5.2	22.22	11,500	22.22
5,000	5.4	23.38	5,000	23.38
2,000	6.0	18.13	900	18.13
12,500	6.2	18.50	9,500	18.50
45,200	7.0	14.57	26,800	14.57
15,000	7.2	13.82	9,000	13.82
1,000	7.5	12.91	400	12.91
1,000	7.7	19.81	400	19.81
2,500	7.8	18.44	1,000	18.44
17,300	8.0	19.41	6,200	19.41
19,500	8.3	21.80	3,500	21.80
5,000	8.8	23.65	1,000	23.65
13,500	9.9	27.51	—	—
569,626	4.5	$14.97	493,826	$14.23

The 1996 Plan and the 1997 Plan stock option grants are accounted by measuring compensation at the grant date as the difference between the fair market value of the Company's stock and the exercise price of the options granted. The Company grants options at the fair market value of the stock at the date of grant. Accordingly, no compensation cost has been charged against income for these plans.

(d) Pension Plan

All eligible officers and employees are included in a noncontributory defined benefit pension plan provided by BFS and BNB as participating employers with Pentegra. Salaried employees are eligible to participate in the plan after reaching age twenty-one and completing one year of service. Pentegra does not segregate the assets or liabilities by participating employer and, accordingly, disclosure of accumulated vested and nonvested benefits and net assets available for benefits required by SFAS No. 87 is not possible. Contributions are based on individual employer experience. According to Pentegra's Administrators, as of June 30, 2002, the date of the latest actuarial valuation, the market value of Pentegra's net assets exceeded the actuarial present value of vested benefits in the aggregate. During 2002, the Company accrued a pension expense of $530,000 for the first half of the plan's fiscal year ending June 30, 2003. There was no pension expense recorded for 2001 and 2000, except for an administration fee of approximately $5 per year.

(e) Deferred Thrift Incentive Plan

BFS and BNB have employee tax deferred thrift incentive plans (the "401(k) plans") under which employee contributions to the plans are matched pursuant to the provisions of the respective plans. All employees who meet specified age and length of service requirements are eligible to participate in the 401(k) plans. The amounts matched by BFS and BNB are included in compensation and employee benefits expense. The amounts matched were $249 in 2002, $242 in 2001 and $340 in 2000.

(f) Supplemental Executive Retirement Plan

The Company established a supplemental executive retirement plan (the "SERP") in October 1999 for certain of its senior executives under which participants are entitled to an annual retirement benefit. The purpose of the SERP is to restore benefits that would have been received under the Company's defined benefit and defined contribution plans but for limitations imposed by federal tax limitations. Expenses associated with SERP totaled $399, $181 and $269 in 2002, 2001 in 2000, respectively.

(g) Short-Term Incentive Plan

The Company maintains a short-term incentive plan. Except Forward Financial, generally all BFS and BNB employees are eligible to participate in the incentive plan, and awards are granted based on the achievement of certain performance measures. Forward Financial has individualized plans for certain members of management, focused on profitability and the attainment of measurable business goals. Compensation expense related to the short-term incentive plan awards amounted to $1,199, $1,411 and $1,477 during 2002, 2001 and 2000, respectively.

(h) Bank-Owned Life Insurance

Bank owned life insurance ("BOLI") represents life insurance on the lives of certain employees. The Company is the beneficiary of the insurance policies. Increases in the cash value of the policies, as well as insurance proceeds received, are recorded in non-interest income, and are not subject to income taxes. The cash surrender value of the Company's BOLI increased by $1,238 and $1,255 during the years ended December 31, 2002 and 2001, respectively.

(i) Executive Officer Employment Agreements

The Company entered into employment agreements with its President and Chief Executive Officer, and two Executive Vice Presidents and Forward Financial's President and Senior Vice President. The employment agreements generally provide for the continued payment of specified compensation and benefits for two or three years, as applicable, and provide payments for the remaining term of the agreement after the officers are terminated, unless the termination is for "cause" as defined in the employment agreements. The agreements also provide for payments to the officer upon voluntary or involuntary termination of the officer following a change in control, as defined in the agreements. In addition, BFS and BNB entered into change in control agreements with certain other executives which provide for payment to the officer upon voluntary or involuntary termination, under certain circumstances, after a change of control, as defined in their change of control agreements.

(j) Employee Severance Compensation Plan

The Company established an Employee Severance Compensation Plan. The Plan provides eligible employees with severance pay benefits in the event of a change in control of the Company and/or its two banks. Generally, employees are eligible to participate in the Plan if they have completed at least one year of service with the Company and are not eligible to receive benefits under the executive officer employment agreements. The Plan provides for the payment, under certain circumstances, of lump-sum amounts upon termination following a change of control, as defined in the Plan.

(13) Corporation Obligated Mandatory Redeemable Capital Securities (Dollars In Thousands)

On July 12, 2000, the Company sponsored the creation of BFD Preferred Capital Trust I, (Trust I), a New York common law trust. The Company is the owner of all of the common securities of the Trust I. On July 26, 2000, the Trust I issued $10,000 of its 11.295% Capital Securities through a pooled trust preferred securities offering. The proceeds from this issuance, along with the Company's $309 capital contribution for the Trust I common securities, were used to acquire $10,309 aggregate principal amount of the Company's 11.295% Junior Subordinated notes due July 19, 2030, which constitute the sole asset of the Trust I. The Company has, through the Trust agreement establishing the Trust, the Guarantee Agreement, the notes and the related Indenture, taken together, fully irrevocably and unconditionally guaranteed all of the Trust I's obligations under the Capital Securities.

On August 18, 2000, the Company sponsored the creation of BFD Preferred Capital Trust II, (Trust II), a statutory business trust created under the laws of Delaware. The Company is the owner of all of the common securities of the Trust II. On September 22, 2000, the Trust II issued $22,000 of its 10.875% Capital Securities. The proceeds from this issuance, along with the Company's $681 capital contribution for the Trust II common securities, were used to acquire $22,681 aggregate principal amount of the Company's 10.875% junior subordinated debentures due October 1, 2030, which constitute the sole assets of the Trust II. The Company has, through the Declaration of Trust and the Amended and Restated Declaration of Trust establishing the Trust, the Common Securities and the Capital Securities Guarantee Agreements, the debentures and related Indenture, taken together, fully irrevocably and unconditionally guaranteed all of the Trust II's obligations under the Capital Securities.

The aggregate amount of Trust I and II securities outstanding totaled $32,000 at December 31, 2002. A summary of the trust securities issued and outstanding follows:

	Amount Outstanding					
December 31	2002	2001	Rate	Prepayment Option Date	Maturity	Distribution Payment Frequency
BFD Preferred Capital Trust I ...	$10,000	10,000	11.295%	7/19/2010	7/19/2030	Semiannually
BFD Preferred Capital Trust II...	22,000	22,000	10.875	10/1/2010	10/1/2030	Semiannually

All of the corporation obligated mandatorily redeemable capital securities may be prepaid at the option of the Trusts in whole or in part, on or after the prepayment dates listed in the table above. Trust I is subject to a prepayment penalty fee of six months worth of interest reduced each year by 10% commencing at July 19, 2010. There is no prepayment penalty fee imposed on Trust II after the first 10 years.

In addition, the Company also has the right, subject to certain conditions, at any time during the term of the Trust I Capital Securities to defer the payment of interest on those securities from time to time for a period of up to ten consecutive semiannual interest payment periods. No deferral period will end on a date other than an interest payment date and no deferral will extend beyond July 19, 2030, the stated maturity of the Trust I Capital Securities. During any deferral period, each installment of interest that would otherwise have been due and payable will bear additional interest (to the extent payment of such interest would be legally enforceable) at the rate of 13.95%, compounded semiannually.

The Company has the right, at one or more times, to defer interest payments on the Trust II Junior Subordinated Debentures for up to ten consecutive semiannual periods. All deferrals will end on an interest payment date and will not extend beyond October 1, 2030, the stated maturity date of the Trust II Junior

Subordinated Debentures. If the Company defers interest payments on the Trust II Junior Subordinated Debentures, the Trust II will also defer distributions on the Trust II Capital Securities.

(14) Litigation

During the quarter ended March 31, 2002, the Company settled a lawsuit, which had been filed against its subsidiary, Broadway National Bank. The Company incurred a cost of $500,000 during the first quarter to settle the lawsuit, resulting in a reduction in diluted earnings per share of approximately $.07.

During the quarter ended September 30, 2002, the Company settled a lawsuit, which had been filed against BFS' subsidiary, Forward Financial Company. The Company incurred a cost of $750,000 during the third quarter to settle the lawsuit, resulting in a reduction in diluted earnings per share of approximately $.11.

Various other legal proceedings are pending against the Company which have arisen in the normal course of business. In the opinion of management, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated financial position, the annual results of operations, or liquidity of the Company.

(15) Financial Instruments with Off-Balance-Sheet Risk (Dollars In Thousands)

In the normal course of business, the Company is party to financial instruments with off-balance-sheet risk, including commitments to originate or purchase loans, unadvanced amounts of construction loans, unused credit lines, standby letters of credit and forward commitments to sell loans and recourse agreements on assets sold. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The contract or notional amounts of those instruments reflect the extent of involvement the Company has in these particular classes of financial instruments. The Company's exposure to credit loss is represented by the contractual amount or unpaid principal balance of these instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. For forward commitments, the contract or notional amounts exceed the Company's exposure to credit loss.

Commitments to originate loans and unused credit lines are agreements to lend to a customer, provided the customer meets all conditions established in the contract. Commitments have fixed expiration dates and may require payment of a fee. The total commitment amounts do not necessarily represent total future cash requirements since many commitments are not expected to be drawn upon. The amount of collateral obtained, if necessary for the extension of credit, is based on the credit evaluation of the borrower.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance by a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers.

The Company sells the vast majority of its adjustable rate loans held for sale to various private institutional investors on a best efforts basis and most fixed rate loans held for sale to FHLMC and FNMA. In addition, forward commitments to sell loans are contracts, which the Company enters into for the purpose of reducing the market risk associated with originating loans for sale. In order to fulfill a forward commitment, the Company delivers a mortgage loan (or loans) with aggregate principal balances equaling the contract amount of the forward commitment. Risks may arise from the possible inability of the Company to originate loans to fulfill the contracts, in which case the Company would repurchase the forward commitments at the then prevailing market prices.

In addition to construction loans in process, the Company had the following outstanding commitments at December 31:

	2002	2001
Commitments to originate mortgage loans	$ 84,941	122,025
Commitments to originate business loans	1,607	2,975
Unused lines of credit:		
Home equity	129,724	101,331
Business loans	18,457	15,816
Standby letters of credit	3,120	2,560
Optional commitments to sell loans and commitments to sell loans or swap loans for mortgage-backed securities	100,652	74,449

(16) Fair Values of Financial Instruments (Dollars In Thousands)

Fair value estimates are based on existing on- and off-balance-sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Other significant assets and liabilities that are not considered financial assets or liabilities include real estate acquired by foreclosure, the deferred income tax asset, office properties and equipment, and core deposit and other intangibles. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of the estimates. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no active market exists for some of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, cash flows, current economic conditions, risk characteristics and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions and changes in the loan, debt and interest rate markets could significantly affect the estimates.

The following methods and assumptions were used by the Company in estimating fair values of its financial instruments:

(a) Cash and Cash Equivalents

The fair values of cash and cash equivalents approximate the carrying amounts as reported in the balance sheet.

(b) Investment and Mortgage-Backed Securities

Fair values for investment securities and mortgage-backed securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

(c) Mortgage Loans Held for Sale

Fair values for mortgage loans held for sale are based on quoted market prices. Commitments to originate loans and forward commitments to sell loans have been considered in the determination of the fair value of mortgage loans held for sale.

(d) Loans

The fair values of loans are estimated using discounted cash flows analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The incremental credit risk for nonperforming loans has been considered in the determination of the fair value of loans.

(e) Accrued Interest Receivable

The fair value of accrued interest receivable approximates the carrying amount as reported in the balance sheet because of its short-term nature.

(f) Stock in FHLB of Boston

The fair value of Federal Home Loan Bank of Boston (FHLB) stock approximates its carrying amount as reported in the balance sheet. If redeemed, the Company will receive an amount equal to the par value of the stock.

(g) Deposit Accounts and Advance Payments by Borrowers for Taxes and Insurance

The fair values of demand deposits (e.g., NOW, regular and statement savings and money market accounts and advance payments by borrowers for taxes and insurance) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow technique that applies interest rates currently being offered on certificates with similar remaining maturities to a schedule of aggregated expected monthly maturities on such time deposits.

(h) Federal Home Loan Bank Advances and Other Borrowings

Fair values for FHLB advances and other borrowings are estimated using a discounted cash flow technique that applies interest rates currently being offered on advances to a schedule of aggregated expected monthly maturities of FHLB advances.

(i) Corporation Obligated Mandatorily Redeemable Capital Securities

Fair values for the corporation obligated mandatorily redeemable capital securities are estimated using a discounted cash flow technique that applies interest rates currently being offered on similar securities to a schedule of expected maturities of these capital securities.

(j) Off-Balance-Sheet Instruments

The Company's commitments for unused lines and outstanding standby letters of credit and unadvanced portions of loans and loans sold with recourse are considered in estimating the fair value of loans.

The carrying amounts and fair values of the Company's financial instruments at December 31 are as follows:

	2002		2001	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash and cash equivalents	$ 74,672	74,672	95,957	95,957
Investment securities available for sale	112,888	112,888	63,258	63,258
Investment securities held to maturity	2,524	2,576	554	598
Mortgage-backed securities available for sale	114,515	114,515	94,922	94,922
Mortgage-backed securities held to maturity	25,429	26,597	40,822	41,547
Loans, net and mortgage loans held for sale	1,102,970	1,128,524	1,080,410	1,094,802
Accrued interest receivable	6,470	6,470	6,317	6,317
Stock in FHLB of Boston	24,552	24,552	24,208	24,208
Financial liabilities:				
Deposit accounts	960,278	961,331	884,516	894,268
FHLB advances and other borrowings	426,560	452,685	449,000	465,822
Advance payments by borrowers for taxes and insurance	2,317	2,317	2,614	2,614
Corporation obligated mandatorily redeemable capital securities	32,000	36,765	32,000	35,057

(17) Business Segments (Dollars in Thousands)

The Company's wholly owned bank subsidiaries, BFS and BNB (collectively the Banks), have been identified as reportable operating segments in accordance with the provisions of SFAS No. 131, *Disclosures About Segments of an Enterprise and Related Information.* BF Funding, a wholly owned subsidiary of the Company and various subsidiaries of the Banks, did not meet the quantitative thresholds for determining reportable segments. The Banks provide general banking services to their customers, including deposit accounts, residential, commercial, consumer and business loans. Each Bank also invests in mortgage-backed securities and other financial instruments. In addition to its own operations, the Company provides managerial expertise and other professional services. The results of the Company and BF Funding comprise the "Other" category.

The Company evaluates performance and allocates resources based on the Banks' net income, net interest margin, return on average assets and return on average equity. The Banks follow generally accepted accounting principles as described in the summary of significant accounting policies. The Company and Banks have inter-company expense and tax allocation agreements. These inter-company expenditures are allocated at cost. Asset sales between the Banks were accounted for at current market prices at the time of sale and approximated cost.

Each Bank is managed separately with its own president, who reports directly to the respective Boards of Directors of each Bank and the Chief Executive Officer of the Company and its Board of Directors.

The following table sets forth certain information about and the reconciliation of reported net income for each of the reportable segments.

	BFS	BNB	Total Reportable Segments	Other	Eliminations	Consolidated Totals
At or for the year ended December 31, 2002:						
Interest income	$ 77,441	7,821	85,262	4,252	(3,911)	85,603
Interest expense	43,031	1,809	44,840	7,160	(3,911)	48,089
Provision for loan losses	1,350	—	1,350	—	—	1,350
Non-interest income	12,921	1,585	14,506	385	—	14,891
Non-interest expense	40,937	5,400	46,337	943	—	47,280
Income tax expense	1,832	720	2,552	(1,165)	—	1,387
Net income	$ 3,212	1,477	4,689	(2,301)	—	2,388
Total assets	$1,360,517	168,486	1,529,003	161,508	(164,899)	1,525,612
Net interest margin	2.79%	4.18%	n.m	n.m.	n.m.	2.71%
Return on average assets	0.24%	0.88%	n.m	n.m.	n.m.	0.16%
Return on average equity	3.17%	11.31%	n.m	n.m.	n.m.	2.44%

	BFS	BNB	Total Reportable Segments	Other	Eliminations	Consolidated Totals
At or for the year ended December 31, 2001:						
Interest income	$ 85,317	9,302	94,619	4,787	(4,510)	94,896
Interest expense	52,310	2,609	54,919	7,153	(4,510)	57,562
Provision for loan losses	707	113	820	—	—	820
Non-interest income	14,913	1,242	16,155	444	—	16,599
Non-interest expense	32,622	4,848	37,470	778	—	38,248
Income tax expense	5,062	1,045	6,107	(898)	—	5,209
Net income	$ 9,529	1,929	11,458	(1,802)	—	9,656
Total assets	$1,303,082	161,881	1,464,963	162,445	(156,542)	1,470,866
Net interest margin	2.84%	4.85%	n.m	n.m.	n.m.	2.86%
Return on average assets	0.77%	1.22%	n.m	n.m.	n.m.	0.69%
Return on average equity	10.29%	15.05%	n.m	n.m.	n.m.	10.32%

	BFS	BNB	Total Reportable Segments	Other	Eliminations	Consolidated Totals
At or for the year ended December 31, 2000:						
Interest income	$ 82,673	9,113	91,786	1,800	(1,752)	91,834
Interest expense	52,303	2,498	54,801	2,577	(1,752)	55,626
Provision for loan losses	800	200	1,000	—	—	1,000
Non-interest income	13,651	1,190	14,841	5	(492)	14,354
Non-interest expense	29,739	4,685	34,424	576	(492)	34,508
Income tax expense	4,760	1,032	5,792	(448)	—	5,344
Net income	$ 8,722	1,888	10,610	(900)	—	9,710
Total assets	$1,174,902	148,834	1,323,736	159,296	(155,250)	1,327,782
Net interest margin	2.83%	5.25%	n.m	n.m.	n.m.	3.02%
Return on average assets	.76%	1.31%	n.m	n.m.	n.m.	.75%
Return on average equity	10.58%	15.46%	n.m	n.m.	n.m.	10.72%

(18) Parent Company Only Condensed Financial Statements (Dollars In Thousands)

The following are the condensed financial statements for BostonFed Bancorp, Inc. (the Parent Company) only:

	2002	2001
ASSETS		
Cash and interest-bearing deposit in subsidiary bank	$ 7,029	12,219
Certificates of deposit	77	71
Total cash and cash equivalents	7,106	12,290
Investment securities available for sale (amortized cost of $6,168 and $4,277 at 2002 and 2001, respectively)	6,450	4,411
Investment in subsidiaries, at equity	112,447	109,525
Other assets	1,383	1,420
Total assets	$127,386	127,646
LIABILITIES AND STOCKHOLDERS' EQUITY		
Borrowings	$ —	—
Subordinated debentures supporting corporation obligated mandatorily redeemable capital securities	32,990	32,990
Accrued expenses and other liabilities	1,423	1,268
Total liabilities	34,413	34,258
Total stockholders' equity	92,973	93,388
Total liabilities and stockholders' equity	$127,386	127,646

Statements of Income	2002	2001	2000
Interest income	$ 597	1,080	474
Interest expense	3,631	3,631	1,439
Net interest margin	(3,034)	(2,551)	(965)
Non-interest income	385	444	5
Non-interest expense	929	776	574
Loss before income taxes	(3,578)	(2,883)	(1,534)
Income tax benefit	(1,214)	(978)	(528)
Loss before equity in net income of subsidiaries	(2,364)	(1,905)	(1,006)
Equity in net income of subsidiaries	4,752	11,561	10,716
Net income	$ 2,388	9,656	9,710

The Parent Company's statements of changes in stockholders' equity and comprehensive income are identical to the consolidated statements of changes in stockholders' equity and comprehensive income and therefore are not presented here.

Statements of Cash Flows	2002	2001	2000
Net cash flows from operating activities:			
Net income	$ 2,388	9,656	9,710
Adjustments to reconcile net income to net cash (used in) provided by operating activities:			
Equity in undistributed earnings of subsidiaries	(299)	(11,561)	(10,716)
Amortization and accretion, net	2	(2)	—
Appreciation in fair value of shares charged to expense for compensation plans	969	684	348
Earned SIP shares	43	79	225
Reduction in unallocated ESOP shares	529	529	605
Gain on sale of investment securities	(385)	(444)	(5)
Decrease (increase) in other assets	37	(137)	(1,270)
Increase in accrued expenses and other liabilities	98	471	947
Net cash used in operating activities	3,382	(725)	(156)
Cash flows from investing activities:			
Proceeds from sale of investment securities available for sale	1,621	4,323	431
Purchase of investment securities available for sale	(3,130)	(5,775)	—
Change in investment in subsidiaries	(944)	829	(635)
Net cash used in investing activities	(2,453)	(623)	(204)
Cash flows from financing activities:			
Proceeds from other borrowed money	—	—	1,945
Repayments of other borrowed money	—	—	(5,000)
Proceeds from subordinated debentures supporting corporation obligated mandatorily redeemable capital securities	—	—	32,990
Common stock repurchases	(6,109)	(6,907)	(5,886)
Cash dividends paid	(2,848)	(2,650)	(2,495)
Stock options exercised	2,844	1,774	129
Net cash (used in) provided by financing activities	(6,113)	(7,783)	21,683

Statements of Cash Flows	2002	2001	2000
Net (decrease) increase in cash and cash equivalents	(5,184)	(9,131)	21,323
Cash and cash equivalents at beginning of year	12,290	21,421	98
Cash and cash equivalents at end of year	$ 7,106	12,290	21,421
Supplemental cash flow information:			
Cash paid during the year for:			
Interest	3,604	3,632	277
Income taxes	(1,285)	(1,235)	(321)

(19) Quarterly Results of Operations (Unaudited) (Dollars in Thousands, Except Per Share Amounts)

Summaries of consolidated operating results on a quarterly basis for the years ended December 31 follow:

	2002 Quarters				2001 Quarters			
	Fourth	Third	Second	First	Fourth	Third	Second	First
Interest and dividend income	$20,552	21,805	21,863	21,383	22,959	24,124	23,947	23,866
Interest expense	11,405	12,128	12,099	12,457	13,687	14,725	14,632	14,518
Net interest income	9,147	9,677	9,764	8,926	9,272	9,399	9,315	9,348
Provision for loan losses	500	350	250	250	200	200	208	212
Non-interest income	3,551	3,116	4,096	4,128	4,680	4,220	4,499	3,200
Non-interest expense	10,073	17,789	9,687	9,731	9,988	9,414	9,620	9,226
Income (loss) before income taxes	2,125	(5,346)	3,923	3,073	3,764	4,005	3,986	3,110
Income tax expense (benefit)	812	(1,816)	1,340	1,051	1,255	1,377	1,477	1,100
Net income (loss)	$ 1,313	(3,530)	2,583	2,022	2,509	2,628	2,509	2,010
Basic earnings (loss) per share	$ .30	(.80)	.58	.46	.58	.59	.56	.45
Diluted earnings (loss) per share	.28	(.80)	.55	.43	.54	.56	.54	.42

Annual Meeting

The annual meeting of stockholders will be held on Wednesday, April 30, 2003, at 2:00 p.m. The meeting will take place at the Burlington Marriott Hotel, 1 Mall Road, Burlington, MA.

Stock Listing

BostonFed Bancorp, Inc. became a public company on October 24, 1995. BostonFed Bancorp, Inc. Common Stock is traded on the American Stock Exchange with the symbol "BFD." The stock is listed as "Bostnfd" in the *Boston Globe* and as "BstnfdBcp" in the *Wall Street Journal.*

Common Stock Information

Initial Public Offering Price $10.00 per share.

Closing Price at December 31, 2002 was $26.70.

Common Stock Price and Dividends Paid (Unaudited)

By Quarter	2001				2002			
Stock Price	1	2	3	4	1	2	3	4
High	$25	$23.19	$25.50	$24.25	$25.63	$32.40	$35.20	$30.10
Low	20⅝	20.40	20.50	22.25	23.30	24.60	26.70	25.50
Dividend Paid	.13	.15	.15	.15	.15	.16	.16	.16

As of December 31, 2002, the Company had 4,425,348 shares outstanding and approximately 550 stockholders of record, not including persons of entities holding stock in nominee or street name through brokers or banks.

10-K Report

A copy of the Company's annual report to the Securities and Exchange Commission on Form 10-K may be obtained without charge upon written request to BostonFed Bancorp, Inc., Investor Relations, 17 New England Executive Park, Burlington, MA 01803.

Transfer Agent

Shareholder and Broker Correspondence:
EquiServe
P.O. Box 43010
Providence, RI 02940-3010
Shareholder Inquiries: 866-897-1807

Courier:
EquiServe
Blue Hills Office Park
Mail Stop: 45-02-62
150 Royall Street
Canton, MA 02021

Independent Auditor

KPMG LLP
99 High Street
Boston, MA 02110

Regulatory Counsel

Muldoon Murphy & Faucette LLP
5101 Wisconsin Avenue NW
Washington, DC 20016

Local Counsel

Goodwin Procter LLP
Exchange Place
Boston, MA 02109

Corporate Headquarters
17 New England Executive Park
Burlington, MA 01803
(781) 273-0300
(800) 688-2372

Investor Relations
Amy L. Timmerman
(781) 221-6396

Board of Directors

David F. Holland
Chairman, President and Chief Executive Officer of the Company,
Chairman and Chief Executive Officer of Boston Federal Savings Bank
and Chairman of Broadway National Bank

David P. Conley
Executive Vice President of the Company,
President of Boston Federal Savings Bank and
Chief Executive Officer and President of Broadway National Bank

Richard J. Fahey
Principal of Trammel Crow Company, Inc.

Patricia M. Flynn, Ph.D.
Trustee Professor of Economics and Management at Bentley College

Kija Kim
President and Chief Executive Officer of
Harvard Design and Mapping Company, Inc.

Joanna T. Lau
Chief Executive Officer and Chairman of LAU Technologies, Inc.

W. Russell Scott, Jr.
Former President and Chief Executive Officer of First Financial Trust, NA

Catherine Friend White
President and Senior Portfolio Manager of FinArc, LLC

Management

David F. Holland, President and Chief Executive Officer
David P. Conley, Executive Vice President, President of Boston Federal Savings Bank and Broadway National Bank
John A. Simas, Executive Vice President, Chief Financial Officer and Secretary
Janice M. Forster, Senior Vice President
Dennis J. Furey, Senior Vice President
Mark H. Kellett, Senior Vice President and Treasurer
Stephen F. Kelly, Senior Vice President and Controller
Dennis G. Kilduff, Senior Vice President
Marylea R. Oates, Senior Vice President
Barbara A. Martin, Senior Vice President and Executive Vice President and Chief Operating Officer of Broadway National Bank
Shaun W. McGee, Senior Vice President and President of Forward Financial Company

Notes

DIRECTORS OF THE COMPANY AND BANKS

Front Row: *(left to right) Catherine Friend White, Kija Kim, David F. Holland, Joanna T. Lau*

Back Row: *(left to right) Richard J. Fahey, Barbara A. Martin*, John A. Simas*, Patricia M. Flynn, Ph.D., W. Russell Scott, Jr., David P. Conley*

**Directors of Broadway National Bank only*





SENIOR MANAGEMENT

Front Row: *(left to right) John A. Simas, Janice M. Forster, David F. Holland, Barbara A. Martin*

Back Row: *(left to right) Stephen F. Kelly, Mark H. Kellett, Dennis J. Furey, Marylea R. Oates, Shaun W. McGee, Dennis G. Kilduff, David P. Conley*

Boston Federal Savings Bank

Banking Offices

ARLINGTON
980 Massachusetts Avenue
Arlington, MA 02476

BEDFORD
60 The Great Road
Bedford, MA 01730

BILLERICA
449 Boston Road
Billerica, MA 01821

BOSTON
75 Federal Street
Boston, MA 02110

BURLINGTON
17 New England Executive Park
Burlington, MA 01803

LEXINGTON
1840 Massachusetts Avenue
Lexington, MA 02420

PEABODY
31 Cross Street
Peabody, MA 01960

WELLESLEY
200 Linden Street
Wellesley, MA 02482

WOBURN
280 Montvale Avenue
Woburn, MA 01801

Broadway National Bank

CHELSEA
457 Broadway
Chelsea, MA 02150

REVERE
411 Broadway
Revere, MA 02151

Forward Financial Company

Non-Banking Office

A consumer finance subsidiary company
of Boston Federal Savings Bank

NORTHBOROUGH
360 Church Street
Northborough, MA 01532

BostonFed Bancorp, Inc.
17 New England Executive Park, Burlington, MA 01803

1438-AR